Exhibit 2(c)

This discussion and analysis (this “MD&A”) is management’s assessment of the results and financial condition of SolGold plc (“SolGold” or the “Company”) and its controlled subsidiaries (the “Group”) and should be read in conjunction with the Group’s audited consolidated financial statements for the years ended 30 June 2019 and 2018 and the notes thereto. The financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Management is responsible for the preparation of the financial statements and this MD&A. Unless otherwise stated, all amounts discussed in this MD&A are denominated in US dollars. Mr James Gilbertson (CP, BSc. Geology, MSc. Mining Geology) of SRK Exploration Services is an independent “Qualified Person” (as defined in National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”)), responsible for the technical information reported herein, including verification of the data disclosed. Mr Jason Ward (CP, B.Sc. Geol.), the Chief Geologist of the Group is a “Qualified Person” as defined in NI 43-101 and has reviewed and approved the technical information in this MD&A with respect to all of the Group’s properties. The information included in this MD&A is as of 15 August 2019 and all information is current as of such date. Readers are encouraged to read the Company’s Regulatory News Service (“RNS”) announcements filed on the London Stock Exchange and on the System for Electronic Document Analysis and Retrieval ("SEDAR") under the Company's issuer profile at www.sedar.com. DESCRIPTION OF BUSINESS SolGold is a UK incorporated company that is based in Brisbane, Australia, dual LSE and TSX-listed (SOLG on both exchanges) copper gold exploration and future development company with assets in Ecuador, Solomon Islands and Australia. SolGold's primary objective is to discover and define world-class copper-gold deposits. Cascabel, SolGold's 85% owned "World Class" (Refer to www.solgold.com.au/cautionary-notice/) flagship copper-gold porphyry project, is located in northern Ecuador on the under-explored northern section of the richly endowed Andean Copper Belt. Having fulfilled its earn-in requirements SolGold is a registered shareholder with an unencumbered legal and beneficial 85% interest in Exploraciones Novomining S.A. ("ENSA") and approximately 4.87% of TSX-V-listed Cornerstone Capital Resources Inc. ("Cornerstone"), which holds the remaining 15% of ENSA, the Ecuadorian registered company which holds 100% of the Cascabel concession. SolGold’s Board and Management Team have substantial vested interests in the success of the Company as shareholders as well as strong track records in the areas of exploration, mine appraisal and development, investment, finance and law. SolGold's experience is augmented by state of the art geophysical and modelling techniques and the guidance of porphyry copper and gold expert Dr Steve Garwin. 1 | P a g e SolGold plc UK Company No. 5449516 ARBN 117 169 856 Phone: +61 (0) 7 3303 0660 Email: info@solgold.com.au Website: www.solgold.com.au Street address: Level 27, 111 Eagle St, Brisbane, Australia 4000 Postal address: GPO Box 5261, Brisbane QLD 4000 Registered office: 201 Bishopsgate London EC2M3AB Phone: +44 20 7861 9000

RESULTS OF OPERATIONS The financial year ended 30 June 2019 compared with the financial year ended 30 June 2018 OVERALL PERFORMANCE SolGold is a leading exploration company focussed on the discovery and definition of world-class copper and gold deposits. In 2017 and again in 2018, SolGold’s management team was recognised by the “Mines and Money” Forum as an example of excellence in the industry and continue to strive to deliver objectives efficiently and in the interest of shareholders. SolGold is the largest and most active concession holder in Ecuador and is aggressively exploring the length and breadth of this highly prospective and gold-rich section of the Andean Copper Belt. The Alpala deposit is the main target in the Cascabel concession, located on the northern gold rich section of the heavily endowed Andean Copper Belt, the entirety of which is renowned as the base for nearly half the world’s copper production. The project area hosts mineralisation of Eocene age, the same age as numerous Tier 1 deposits along the Andean Copper Belt in Chile and Peru to the south. The project base is located at Rocafuerte within the Cascabel concession in northern Ecuador, an approximately three-hour drive on sealed highway north of Quito, close to water, power supply and Pacific ports. During the financial year ended 30 June 2019, up to twelve drill rigs were operational on the Alpala and Aguinaga prospects, completing approximately 83,997m at the Alpala Deposit and approximately 7,258m at Aguinaga prospect. A total 203,555m of drilling has been completed on the Cascabel project thus far. The size of the Alpala deposit continues to expand with the completion of the second updated MRE released in November 2018. The November 2018 Alpala MRE update, dated 15 November 2018, was estimated from 68,173 assays. Drill core samples were obtained from total of 133,576m of drilling comprising 128 diamond drill holes, including 75 drill holes comprising, 34 daughter holes, 8 redrills, and 11 over-runs, and represents full assay data from holes 1-67 and partial assay data received from holes 68 to 75. In contrast, the Dec 2017 Maiden MRE was estimated from 26,814 assays obtained from 53,616m of drilling comprising 45 drill holes, including 10 daughter holes and 5 redrills. The November 2018 Alpala updated MRE totals a current: • 2,050 Mt @ 0.60% CuEq (at 0.2% CuEq cut-off) in the Indicated category, and 900 Mt @ 0.35% CuEq (at 0.2% CuEq cut-off) in the Inferred category. Contained metal content of 8.4 Mt Cu and 19.4 Moz Au in the Indicated category. Contained metal content of 2.5 Mt Cu and 3.8 Moz Au in the Inferred category. • • A major milestone for the Cascabel project was the release of the Preliminary Economic Assessment (PEA) in May this year. The full text of the report was filed on SEDAR in Canada under the profile of SolGold on 27 June 2019. Readers are referred to the full text of such report. The results of the PEA highlighted the following key aspects: • Net Present Value (“NPV”) estimates range from US$4.1Bn to US$4.5Bn (Real, post-tax, @ 8% discount rate, US$3.3/lb copper price, US$1,300/oz gold price and US$16/oz silver price) depending on production rate scenario. Internal Rate of Return (“IRR”) estimates range from 24.8% to 26.5% (Real, post-tax, US$3.3/lb copper price, US$1,300/oz gold price and US$16/oz silver price) depending on production rate scenario. Pre-production Capex estimated at approx. US$2.4B to US$2.8B, and total Capex including life of mine sustaining Capex of US$10.1B to US$10.5B depending on production rate scenario. Payback Period on initial start-up capital – Range from 3.5 to 3.8 years after commencement of production depending on production rate scenario. Preferred Mining Method – Underground low-cost mass mining using Block Cave methods applied over several caves designed on two vertically extensive Lifts. • • • • 2 | P a g e SolGold plc UK Company No. 5449516 ARBN 117 169 856 Phone: +61 (0) 7 3303 0660 Email: info@solgold.com.au Website: www.solgold.com.au Street address: Level 27, 111 Eagle St, Brisbane, Australia 4000 Postal address: GPO Box 5261, Brisbane QLD 4000 Registered office: 201 Bishopsgate London EC2M3AB Phone: +44 20 7861 9000

OVERALL PERFORMANCE (continued) Following the release of the detailed PEA SolGold is now working towards completing the Pre-Feasibility Study by end Q1 2020, and Definitive Feasibility-Study by the end of 2020. The Cascabel drill program expanded late in the fiscal year with a total of 15 drill rigs expected to be active on the project by September 2019. The Company is bolstering its fleet, expediting the planned Alpala Deposit Pre-Feasibility Study (PFS) on extending and upgrading the status of the Alpala Resource, as well as further drill testing of the rapidly evolving Aguinaga prospect. Drill testing of the Trivinio target has commenced, whilst the numerous other untested targets, namely at Moran, Cristal, Tandayama-America and Chinambicito, are flagged for drill testing as overall program demands allow. SolGold has broadened its current focus to include the collection of additional metallurgical, geotechnical, hydrological and hydrogeological data and the delivery of a third mineral resource estimate which will aim to deliver conversion of the bulk of the current inferred resource into indicated status as the central basis for the PFS. SolGold will be remodelling the Alpala economics on the basis of a significantly higher gold price, more detail on costs and considering substantial opportunities for recovery of numerous by products. SolGold has continued the acquisition of landholdings in the Cascabel project area for the anticipated infrastructure requirements for development of the project. This has resulted in the acquisition of a total of 1,126 hectares of land up to the end of the financial year ended 30 June 2019. SolGold is intent on the application of its strategy to its 12 other wholly owned and highly prospective priority targets throughout Ecuador. The Company is focussed on the creation of a major copper gold mining company in Ecuador, substantially covering one of the world’s most under explored and prolifically mineralised porphyry copper gold provinces in the norther Andean Copper Belt. On 31 January 2019, the Company announced that it intends, subject to various conditions, to make an offer to purchase all of the issued and outstanding common shares (the “Cornerstone Share”) of Cornerstone Capital Resources Inc. for consideration ultimately consisting of ordinary shares of SolGold (the “SolGold Shares”). On 15 June 2019 Cornerstone executed a Share Consolidation of its issued and outstanding common shares on the basis of one post-consolidation Common Share for every twenty pre-consolidation Common Shares. OPERATING RESULTS The Group incurred a loss before tax of US$32,684,699 and loss per share of 1.8 cents per share for the financial year ended 30 June 2019 compared to a loss before tax of US$11,844,645, and loss per share of 0.9 cents per share for the financial year ended 30 June 2018. Expenses incurred during the financial year ended 30 June 2019 were US$33,360,109 compared to US$12,362,181 for the financial year ended 30 June 2018. The increase in expenses of US$20,997,928 over the prior year was due to a number of factors, the most notable of which are: Exploration costs written-off was US$228,251 for the financial year ended 30 June 2019 compared to US$282,686 for the financial year ended 30 June 2018. Exploration costs written off during the financial year ended 30 June 2019 represents licence fees for San Miguel 1, San Miguel 2, San Miguel 3 and San Miguel 4 concessions of Valle Rico VRR S.A and the and Piñas concession of Green Rock Resources GRR in Ecuador, although relinquished in 2018 the official documents are yet to be released. There was also the non-renewal of one concession in Queensland, Australia ( Lonesome EPM 19243). Exploration costs written off during the financial year ended 30 June 2018 represent deferred exploration assets written off on the San Miguel 1, San Miguel 2, San Miguel 3 and San Miguel 4 concessions of Valle Rico Resources VRR S.A. and the Piñas concession of Green Rock Resources GRR that were relinquished in Ecuador. 3 | P a g e SolGold plc UK Company No. 5449516 ARBN 117 169 856 Phone: +61 (0) 7 3303 0660 Email: info@solgold.com.au Website: www.solgold.com.au Street address: Level 27, 111 Eagle St, Brisbane, Australia 4000 Postal address: GPO Box 5261, Brisbane QLD 4000 Registered office: 201 Bishopsgate London EC2M3AB Phone: +44 20 7861 9000

OPERATING RESULTS (continued) Administrative and consulting expenses were US$9,248,699 for the financial year ended 30 June 2019 compared to US$3,955,190 for the financial year ended 30 June 2018. The increase in administrative expenses of US$5,293,509 is largely due to the following: - Regulatory and compliance expenses of US$427,306 (2018: US$882,157) decreased as the costs for the financial year ended 30 June 2018 included listing costs associated with the Company listing on the Toronto Stock Exchange as well as costs associated with moving from the Alternative Investments Markets to the main board of the London Stock Exchange. Marketing and promotional expenses (inclusive of conferences and travel) of US$1,561,062 (2018: US$1,438,110) remained relatively consistent as a result of continued participation in promotion and roadshows. In addition, overseas travel costs relate to staff and consultants flying to the Cascabel and Regional Ecuadorian projects. Employee benefit expenses of US$2,129,025 (2018: US$1,027,808) were incurred during the financial year ended 30 June 2019. The increase in employee benefit expenses is predominantly due to the fair value adjustment of US$921,448 recognised on the interest free loan granted to employees to exercise options facilitated via the Company Funded Loan Plan. Director fees of US$795,237 (2018: US$567,621) were incurred during the year. The increase from the prior year is due to the increase in Executive Director fees from A$400,000 to A$600,000 per annum. The increase in the Executive Director fees took effect from 1 July 2018. Insurance costs of US$1,446,261 (2018: US$394,680) represents an increase over the prior year as a result of additional insurance policies taken to protect the Group due to the growth in the Group’s projects and operations. This increase predominantly relates to Political Risk Insurance. Other expenditure of US$752,081 (2018: US$1,120) represent an increase over the prior year as a result of the legal and professional fees paid to date on the proposed takeover of the Cornerstone Capital Resources. The above increases in expenditure over the prior year were offset by an unrealized foreign exchange gain of US$629,207 (2018: gain of US$3,163,593) on funds held in Great British pounds. During the current year the Company’s functional and presentation currency was changed from the Australian dollar to the US dollar. As the Company holds most of its cash and cash equivalents in US dollars the foreign exchange exposure on these funds have been mitigated. Please refer to accompanying Financial Statements for further information regarding the Functional Currency change. - - - - - - Share based payments expense Share based payments expense of US$23,883,159 (2018: US$8,124,305) represents the fair value of the 115,750,000 unlisted share options issued during the financial year which vested immediately as well as the fair value of the previously issued 46,750,000 unlisted share options to directors, employees and contractors spread over the appropriate portion of the vesting period. The increase in share-based payments expense over the prior year was due to 115,750,000 options being granted in the current financial as opposed to only 46,762,000 options granted in the previous financial year. The share-based payments expense is also impacted by the valuation assumptions used to fair value the options on the date of grant. Finance income was US$675,410 for the financial year ended 30 June 2019 compared to US$517,536 for the financial year ended 30 June 2018. The interest income comprises US$376,091 received from Banking Institutions on short term deposits and US$299,319 from the accretion of interest on the Company Funded Loan Plan. 4 | P a g e SolGold plc UK Company No. 5449516 ARBN 117 169 856 Phone: +61 (0) 7 3303 0660 Email: info@solgold.com.au Website: www.solgold.com.au Street address: Level 27, 111 Eagle St, Brisbane, Australia 4000 Postal address: GPO Box 5261, Brisbane QLD 4000 Registered office: 201 Bishopsgate London EC2M3AB Phone: +44 20 7861 9000

SolGold

Operating Results (continued)

The operating variances for the period are:

For the financial year ended 30 June	2019 US$	2018 US$	Variance US$
Expenses			
Exploration costs written-off	(228,251)	(282,686)	54,435
Administrative	(9,248,699)	(3,955,190)	(5,293,509)
Share based payments expenses	(23,883,159)	(8,124,305)	(15,758,854)
Operating loss	**(33,360,109)**	**(12,362,181)**	**(20,997,928)**
Finance income	675,410	517,536	157,874
Finance costs	-	-	-
Loss before tax	**(32,684,699)**	**(11,844,645)**	**(20,840,054)**
Tax expense (benefit)	614,906	(3,309,802)	3,924,708
Loss for the year	**(32,069,793)**	**(15,154,446)**	**(16,915,347)**
Other comprehensive profit / (loss)			
Items that may be reclassified to profit and loss			
Change in fair value of available for sale financial assets, net of tax	-	(4,800,472)	4,800,472
Exchange differences on translation of foreign operations	(2,037,944)	(4,176,439)	2,138,495
Items that will not be reclassified to profit or loss			
Change in Ecuador pension	-	(53,727)	53,727
Change in fair value of financial assets, net of tax	1,441,319	-	1,441,319
Other comprehensive profit / (loss), net of tax	**(596,625)**	**(9,030,638)**	**8,434,013**
Total comprehensive income / (loss) for the year	**(32,666,418)**	**(24,185,084)**	**(8,481,334)**

Other Comprehensive Income (Loss)

For the financial year ended 30 June 2019, the Group had a total comprehensive loss of US$32,666,418 compared to a total comprehensive loss of US$24,185,084 for the financial year ended 30 June 2018. The increase in total comprehensive loss was due to the following:

Change in fair value of financial assets was a gain of US$1,441,319 net of tax for the financial year ended 30 June 2019 compared to a loss of US$4,800,472 for the financial year ended 30 June 2018. The change year on year represents the mark to market adjustments that the Company makes on its investment in Cornerstone. The share price of Cornerstone at 30 June 2019 was C$0.25 per share compared to C$0.17 per share at 30 June 2018 and C$0.46 per share at 30 June 2017.

Exchange differences on translation of foreign operations represents the gain or loss recognised on translating the Company's Australian subsidiaries financial statements. A loss of US$2,037,944 was recognised for the financial year ended 30 June 2019. This is compared to a loss of US$4,176,439 for the financial year ended 30 June 2018 which represents the gain or loss recognised on translating the Company's Ecuadorian subsidiaries financial statements. During the current year the Company's functional and presentation currency was changed from the Australian dollar to the US dollar. The average exchange rate used to convert United States dollars to Australian dollars was 0.7032 at 30 June 2019 compared to 0.7403 for the financial year ended 30 June 2018.

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SolGold plc UK Company No. 5449516 ARBN 117 169 856 Phone: +61 (0) 7 3303 0660 Email: info@solgold.com.au Website: www.solgold.com.au
Street address: Level 27, 111 Eagle St, Brisbane, Australia 4000 Postal address: GPO Box 5261, Brisbane QLD 4000
Registered office: 201 Bishopsgate London EC2M3AB Phone: +44 20 7861 9000

OPERATING RESULTS (continued) FINANCIAL POSITION Total assets at 30 June 2019 were US$244,716,163 compared to US$177,575,560 at 30 June 2018 representing an increase of US$67,140,603 from the previous financial year as a result of increased cash due to the share placement completed during the year and the continued exploration at the Group’s flagship Cascabel project in Ecuador. Current assets decreased by US$19,069,487 as a result of the decreases in cash by US$18,829,304 and other receivables and prepayments of US$240,183 representing deposits for land purchases at the Cascabel project, recoverable taxes such as the goods and services tax in Australia, valued added tax in the Ecuador, and the prepayment of insurance premiums. Non-current assets increased by US$86,210,090 mainly due to increases in intangible assets, property plant and equipment, loans receivable and other non-current assets, and financial assets held at fair value through OCI. Deferred exploration assets increased US$71,705,686 due predominantly to the exploration expenditure incurred at the Cascabel and regional Ecuadorian projects during the financial year ended 30 June 2019. Property plant and equipment increased due to the purchase of land, camp upgrades, the purchase of motor vehicles in Ecuador, purchase of office equipment and furniture and fittings. Investment in financial assets held at fair value through OCI increased by US$1,921,203 net of tax representing the mark to market adjustments that the Group makes on its investment in Cornerstone. Loans receivable and other non-current assets increased due to the interest free loan granted to employees to exercise options facilitated via the Company Funded Loan Plan. Current and total liabilities at 30 June 2019 were US$6,514,592 compared to US$6,983,742 at 30 June 2018 representing a decrease of US$469,150 from the previous financial year. The change is due to normal fluctuations in trade payables and annual accruals in line with the Group’s exploration and day to day operating activities for the financial year ended 30 June 2019. 6 | P a g e SolGold plc UK Company No. 5449516 ARBN 117 169 856 Phone: +61 (0) 7 3303 0660 Email: info@solgold.com.au Website: www.solgold.com.au Street address: Level 27, 111 Eagle St, Brisbane, Australia 4000 Postal address: GPO Box 5261, Brisbane QLD 4000 Registered office: 201 Bishopsgate London EC2M3AB Phone: +44 20 7861 9000

OPERATING RESULTS (continued) FINANCINGS During the financial year ended 30 June 2019, the Company issued the following equities: - On 4 October 2018, the Company issued an additional 550,000 shares at £0.28 as a result of the exercise of options previously issued to contractors of the Company in 2016. On 11 October 2018, the Company issued an additional 9,795,884 shares at £0.14 to raise US$1.79 million (£1.37 million) in cash as a result of the exercise of Maxit Capital LP’s options. On 11 October 2018, the Company issued an additional 9,795,884 shares at £0.28 to raise US$3.59 million (£2.74 million) in cash as a result of the exercise of Maxit Capital LP’s options. On 17 October 2018, the Company issued an additional 100,000,000 shares at £0.45 to raise US$59.03 million (£45 million) in cash to BHP Billiton Holdings Limited (“BHP”). On 29 October 2018, the Company issued an additional 20,624,553 shares at £0.28 as a result of the exercise of options previously issued to employees of the Company in 2016. Of this total 19,950,000 were funded through the Company Funded Loan Plan and 674,553 were paid for in cash. On 6 November 2018, the Company issued a total of 82,875,000 unlisted options to Employees and Contractors. The options have a strike price of £0.60 each and are exercisable through to 5 November 2021. On 8 November 2018, the Company issued an additional 2,596,826 shares at £0.3888 to BHP pursuant to “top-up-rights” held by BHP pursuant to its Share Subscription Agreement. The allotment price was based on the 10-day VWAP, in accordance with the terms of the Share Subscription Agreement. On 26 November 2018, the Company issued an additional 6,712,200 shares at £0.3714 to Newcrest International Pty Ltd (“Newcrest International”), a wholly owned subsidiary of Newcrest Mining Ltd pursuant to “top-up-rights” held by Newcrest International pursuant to the Newcrest Subscription Agreement (as varied). The allotment price was based on the 10-day VWAP, in accordance with the terms of the Newcrest Subscription Agreement. On 20 December 2018, the Company issued a total of 11,375,000 unlisted options to Directors. The options have a strike price of £0.60 each and are exercisable through to 20 December 2021. - - - - - - - - 7 | P a g e SolGold plc UK Company No. 5449516 ARBN 117 169 856 Phone: +61 (0) 7 3303 0660 Email: info@solgold.com.au Website: www.solgold.com.au Street address: Level 27, 111 Eagle St, Brisbane, Australia 4000 Postal address: GPO Box 5261, Brisbane QLD 4000 Registered office: 201 Bishopsgate London EC2M3AB Phone: +44 20 7861 9000

Operating Results (continued)

Selected Annual Financial Data

The following table provides selected annual financial information and should be read in conjunction with the Group's audited consolidated financial statements for the periods below:

Year ended 30 June	2019 US$	2018 US$	2017 US$
Operations			
Loss for the year after tax	(32,069,793)	(15,154,446)	(3,395,229)
Loss for the year attributable to:			
- Owners of the parent company	(31,941,715)	(15,026,902)	(3,333,400)
- Non-controlling interest	(128,078)	(127,544)	(61,829)
Total comprehensive (loss) income for the year	(32,666,418)	(24,185,084)	1,758,944
Total comprehensive (loss) income for the year attributable to:			
- Owners of the parent company	(32,583,340)	(24,057,540)	2,035,145
- Non-controlling interest	(128,078)	(127,544)	(276,201)
Basic and diluted loss per share (cents per share)	(1.8)/(1.8)	(0.9)/(0.9)	(0.3)/(0.3)
Basic and diluted loss per share attributable to owners of the parent (cents per share)	(1.8)/(1.8)	(0.9)/(0.9)	(0.3)/(0.3)
Statement of financial position			
Working capital	38,122,935	56,723,271	67,551,617
Total assets	244,716,163	177,575,560	128,151,038
Total liabilities	6,514,592	6,983,742	2,107,113
Distributions or cash dividends declared per share	Nil	Nil	Nil

The Group prepared its consolidated annual financial statements for the three financial years referred to in the above table in accordance with IFRS as issued by the IASB.

See "*Financial Position*" for a discussion of factors that have caused period to period variations in the Group's financial position.

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SolGold plc UK Company No. 5449516 ARBN 117 169 856 Phone: +61 (0) 7 3303 0660 Email: info@solgold.com.au Website: www.solgold.com.au
Street address: Level 27, 111 Eagle St, Brisbane, Australia 4000 Postal address: GPO Box 5261, Brisbane QLD 4000
Registered office: 201 Bishopsgate London EC2M3AB Phone: +44 20 7861 9000

OPERATING RESULTS (continued)

SUMMARY OF QUARTERLY RESULTS

The following table sets forth a comparison of revenues and earnings for the previous eight quarters ending with 30 June 2019. Financial information is prepared in accordance with IFRS as issued by the IASB and is reported in Australian Dollars.

Quarter ended	Jun 30, 2019 US$	Mar 31, 2019 US$	Dec 31, 2018 US$	Sep 30, 2018 US$
Revenue	-	-	-	-
Loss for the quarter after tax	(3,556,694)	(1,506,392)	(23,886,964)	(3,119,743)
Net loss per share (cents per share)	(0.2)	(0.1)	(1.4)	(0.2)
Loss for the quarter after tax attributable to the owners of the parent	(3,511,278)	(1,491,267)	(23,872,355)	(3,066,815)
Net loss per share attributable to the owners of the parent (cents per share)	(0.2)	(0.1)	(1.4)	(0.2)

Quarter ended	Jun 30, 2018 US$	Mar 31, 2018 US$	Dec 31, 2017 US$	Sep 30, 2017 US$
Revenue	-	-	-	-
Loss for the quarter after tax	(3,556,470)	(3,997,932)	(2,960,515)	(4,639,529)
Net loss per share (cents per share)	(0.0)	(0.3)	(0.4)	(0.4)
Loss for the quarter after tax attributable to the owners of the parent	(3,526,538)	(3,964,284)	(2,935,598)	(4,600,481)
Net loss per share attributable to the owners of the parent (cents per share)	(0.0)	(0.3)	(0.4)	(0.4)

Net loss presented over the eight quarters generally reflects general and administrative costs which includes unrealised foreign exchange gains and losses as well as share based payment expenses. The general and administrative costs have remained relatively consistent, excluding the quarter ended 31 December 2018 where the fair value of 94,250,000 unlisted share options (US$18,862,730) were issued during the quarter which vested immediately. Furthermore, the loss is also significantly impacted by the recognition of share based payment expenses recognised over the vesting period of options granted to directors, employees and contractors.

EXPLORATION AND EVALUATION ASSETS

Total capitalised expenditures on exploration and evaluation assets as at 30 June 2019 were US$177,481,872 compared to US$105,776,186 at 30 June 2018. Exploration expenditure of US$71,933,937 was incurred during the financial year ended 30 June 2019 compared to US$60,681,617 during the financial year ended 30 June 2018. An impairment charge of US$228,251 (2018: US$282,686) was recognised for exploration expenditure associated with tenements that were initially surrendered or lapsed in the financial year ended 30 June 2018.

9 | Page

SolGold plc UK Company No. 5449516 ARBN 117 169 856 Phone: +61 (0) 7 3303 0660 Email: info@solgold.com.au Website: www.solgold.com.au
Street address: Level 27, 111 Eagle St, Brisbane, Australia 4000 Postal address: GPO Box 5261, Brisbane QLD 4000
Registered office: 201 Bishopsgate London EC2M3AB Phone: +44 20 7861 9000

SolGold

EXPLORATION AND EVALUATION ASSETS (CONTINUED)

The following table represents the capitalised expenditures on exploration and evaluations to date by project area.

Projects	Capitalised at 30 June 2017 US$	Financial Year ending 30 June 2018 US$	Capitalised at 30 June 2018 US$	Financial Year ending 30 June 2019 US$	Capitalised at 30 June 2019 US$
Cascabel project	34,283,379	50,480,076	83,497,280	59,132,353	142,629,633
Ecuador Regional Exploration projects	2,079,736	10,487,295	12,490,221	12,701,401	25,191,622
Queensland projects	9,545,422	595,802	9,788,686	(183,362)	9,605,324
Solomon Island projects	-	-	-	55,293	55,293
TOTAL	**45,908,537**	**61,563,173**	**105,776,187**	**71,705,685**	**177,481,872**

Cascabel Project (Ecuador)

The Cascabel Project is located on the northern section of the prolific Andean Copper belt, renowned as the base for nearly half of the world's copper production. The project area hosts mineralisation of Eocene age, the same age as numerous Tier 1 deposits along the Andean Copper Belt in Chile and Peru to the south. The project base is located at Rocafuerte in northern Ecuador, approximately three hours' drive north of Quito, close to water, power supply and Pacific ports. Having fulfilled its earn in requirements, SolGold is a registered shareholder with an unencumbered legal and beneficial 85% interest in Exploraciones Novomining S.A.(ENSA) which holds 100% of the Cascabel tenement covering approximately 50km^2, and subject to a royalty which may be purchased by SolGold for US$4.0m at development decision. Following the preparation of a Feasibility Study by ENSA, Cornerstone - which currently holds a 15% interest in ENSA - will be obligated to contribute to the funding of ENSA.

During the financial year ended 30 June 2019, the Group spent US$59,790,533 on exploration activities at Cascabel.

The Cascabel drill program continues to extend and upgrade the status of the Alpala Resource, delineating the geometry and geological character of the Alpala deposit, providing additional information on the high-grade core (increasing the confidence of geological interpretations, and the grade model) to convert Inferred Mineral Resources to higher confidence Indicated Mineral Resources, and stepping out exploration away from the known mineralisation. SolGold has also commenced geotechnical drilling to allow geotechnical characterisation of the ore body, and hydrogeological drilling to allow characterisation of the quantity and quality of ground water and contribute to catchment scale water balance studies.

The November 2018 Alpala MRE update, dated 15 November 2018, was estimated from 68,173 assays, with 66,739 assays representing diamond drill core samples, and 1,434 assays representing rock-saw channel samples cut from surface rock exposures. Drill core samples were obtained from a total of 133,576m of drilling comprising 128 diamond drill holes, including 75 drill holes, 34 daughter holes, 8 redrills, and 11 over-runs, and represents full assay data from holes 1-67 and partial assay data received from holes 68 to 75. Rock-saw samples were obtained from 2743m of rock-saw cuts from 262 surface rock exposure trenches. In contrast, the December 2017 Maiden MRE was estimated from 26,814 assays obtained from 53,616m of drilling comprising 45 drill holes including 10 daughter holes and 5 redrills.

10 | Page

SolGold plc UK Company No. 5449516 ARBN 117 169 856 Phone: +61 (0) 7 3303 0660 Email: info@solgold.com.au Website: www.solgold.com.au
Street address: Level 27, 111 Eagle St, Brisbane, Australia 4000 Postal address: GPO Box 5261, Brisbane QLD 4000
Registered office: 201 Bishopsgate London EC2M3AB Phone: +44 20 7861 9000

SolGold

Cascabel Project (Ecuador)(continued)

Mineral Resource Estimate (MRE#2)

The November 2018 Alpala updated Mineral Resource Estimate (MRE) highlights include:

- 2,050 Mt @ 0.60% CuEq (at 0.2% CuEq cut-off) in the Indicated category, and 900 Mt @ 0.35% CuEq (at 0.2% CuEq cut-off) in the Inferred category.
- Contained metal content of 8.4 Mt Cu and 19.4 Moz Au in the Indicated category.
- Contained metal content of 2.5 Mt Cu and 3.8 Moz Au in the Inferred category.

Alpala updated MRE across both Indicated and Inferred classifications equates to 2.95 Bt @ 0.52% CuEq (15.4 Mt CuEq) containing 10.9 Mt Cu and 23.2 Moz Au at 0.2% CuEq cut-off, 79% of which is in the Indicated category (by metal content) (Tables 1 and 2).

The Alpala deposit includes a 420 Mt High Grade Core @1.47% CuEq (6.1 Mt CuEq) containing 3.8 Mt Cu and 12.3 Moz Au at a 0.9% CuEq cut-off, 97% of which is in the Indicated category (by metal content).

The November 2018 MRE update is reported using a cut-off grade of 0.2% copper-equivalent (CuEq) which SolGold and SRK Consulting consider to be reasonable, reflecting the potential for economic extraction by high production rate mass mining methods such as block caving. The central portions of the deposit present an opportunity for early extraction of higher grade material.

The updated MRE is presented on a 100% basis and has an effective date of 7 November 2018. It represents an overall reported resource increase of 108% (by metal content) from 7.4Mt CuEq in December 2017 Maiden MRE (at a cut-off of 0.3% CuEq) to the current 15.4 Mt CuEq (at a cut-off of 0.2% CuEq).

Table 1 : Overall Mineral Resource Statement for the Alpala Copper-Gold Deposit.*

Grade Category	Resource Category	Tonnage (Mt)	Grade			Contained Metal		
			Cu (%)	Au (g/t)	CuEq (%)	Cu (Mt)	Au (Moz)	CuEq (Mt)
Total >0.2% CuEq	Indicated	2,050	0.41	0.29	0.60	8.4	19.4	12.2
	Inferred	900	0.27	0.13	0.35	2.5	3.8	3.2

- **Mr Martin Pittuck, MSc, CEng, MIMMM, is responsible for this Mineral Resource Estimate and is an "independent qualified person" as such term is defined in N1 43-101*
- *The Mineral Resource is reported using a cut-off grade of 0.2% copper equivalent calculated using [copper grade (%)] + [gold grade (g/t)x0.63]*
- *The Mineral Resource is considered to have reasonable potential for eventual economic extraction by underground mass mining such as block caving*
- *Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability*
- *The statement uses terminology, definitions and guidelines given in the CIM Standards on Mineral Resources and Mineral Reserves (May 2014)*
- *The MRE is reported on 100 percent ownership basis*
- *Values given in the table have been rounded, apparent calculation errors resulting from this are not considered to be material*
- *The effective date for the Mineral Resource statement is 7th November 2018*
- *The date of completion of the Mineral Resource statement is 16th November 2018*

11 | Page

SolGold plc UK Company No. 5449516 ARBN 117 169 856 Phone: +61 (0) 7 3303 0660 Email: info@solgold.com.au Website: www.solgold.com.au
Street address: Level 27, 111 Eagle St, Brisbane, Australia 4000 Postal address: GPO Box 5261, Brisbane QLD 4000
Registered office: 201 Bishopsgate London EC2M3AB Phone: +44 20 7861 9000

SolGold

Cascabel Project (Ecuador) (continued)

Table 2 : Mineral Resource Statement for the Alpala Copper-Gold Deposit expressed by a range in copper-equivalent cut-off grades.*

Cut off Grade (% CuEQ)	Resource Category		Tonnage (Mt)	Grade			Contained Metal		
				Cu (%)	Au (g/t)	CuEq (%)	Cu (Mt)	Au (Moz)	CuEq (Mt)
0.10	Indicated		2,460	0.36	0.26	0.52	8.9	20.2	12.9
0.15	Indicated		2,290	0.38	0.27	0.55	8.8	19.9	12.7
0.20	Indicated		2,050	0.41	0.29	0.60	8.4	19.4	12.2
0.30	Indicated		1,500	0.49	0.37	0.73	7.4	17.8	10.9
0.45	Indicated		810	0.66	0.57	1.03	5.4	15.0	8.3
0.70	Indicated		490	0.84	0.83	1.37	4.1	13.0	6.7
0.90	Indicated		400	0.90	0.93	1.49	3.6	11.9	5.9
1.10	Indicated		200	1.13	1.36	1.99	2.2	8.7	3.9
1.50	Indicated		120	1.35	1.77	2.47	1.7	7.0	3.0
0.10	Inferred		1,380	0.22	0.11	0.28	3.0	4.7	3.9
0.15	Inferred		1,140	0.24	0.12	0.32	2.8	4.3	3.6
0.20	Inferred		900	0.27	0.13	0.35	2.5	3.8	3.2
0.30	Inferred		490	0.34	0.16	0.45	1.7	2.5	2.2
0.45	Inferred		150	0.49	0.26	0.65	0.7	1.2	1.0
0.70	Inferred		50	0.67	0.41	0.93	0.4	0.7	0.5
0.90	Inferred		20	0.72	0.52	1.05	0.2	0.4	0.2
1.10	Inferred		10	0.76	0.70	1.20	0.1	0.1	0.1
1.50	Inferred		-	-	-	-	-	-	-

*Refer to the explanation for Table 1 for description and qualifications that pertain to the resource statement.

The Mineral Resource Statement is supported by a full 43-101 Technical Report filed on 4 January 2019 and is accompanied by grade tonnage curves for overall resource (Indicated + Inferred) as well as individual charts for the Indicated and Inferred categories **(Figures 2 and 3).**

<u>Preliminary Economic Assessment</u>

The Cascabel Project, Northern Ecuador Alpala Copper-Gold-Silver Deposit Preliminary Economic Assessment (PEA) was filed on SEDAR in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects on the 27th of June 2019. It relies on geological information and Mineral Resource Estimate published in MRE#2 with an effective date of 7 November 2018, and on metallurgical test work data received prior to 25th March 2019.

The PEA highlighted a range of production scenarios (40Mt/a, 50Mt/a slow, 50Mt/a fast and 60Mt/a) and 50Mt/a fast production scenario was chosen as the preferred base case. The PEA suggests that the Alpala copper-gold-silver deposit has the potential to support a large-scale, low-cost underground Block Cave mining operation and associated processing and project infrastructure facilities, capable of sustaining commercial production over a mine life of 55 years.

12 | Page

SolGold plc UK Company No. 5449516 ARBN 117 169 856 Phone: +61 (0) 7 3303 0660 Email: info@solgold.com.au Website: www.solgold.com.au
Street address: Level 27, 111 Eagle St, Brisbane, Australia 4000 Postal address: GPO Box 5261, Brisbane QLD 4000
Registered office: 201 Bishopsgate London EC2M3AB Phone: +44 20 7861 9000

Cascabel Project (Ecuador) (continued) The results of the PEA highlighted the following key aspects: • Net Present Value (“NPV”) estimates range from US$4.1Bn to US$4.5Bn (Real, post-tax, @ 8% discount rate, US$3.3/lb copper price, US$1,300/oz gold price and US$16/oz silver price) depending on the production rate scenario. Internal Rate of Return (“IRR”) estimates range from 24.8% to 26.5% (Real, post-tax, US$3.3/lb copper price, US$1,300/oz gold price and US$16/oz silver price) depending on the production rate scenario. Pre-production Capex estimated at approx. US$2.4B to US$2.8B, and total Capex including life of mine sustaining Capex of US$10.1B to US$10.5B depending on the production rate scenario. Payback Period on initial start-up capital – Range from 3.5 to 3.8 years after commencement of production depending on the production rate scenario. Preferred Mining Method – Underground low-cost mass mining using Block Cave methods applied over several caves designed on two vertically extensive Lifts. Four mine production cases have been pre-selected and assessed as part of the PEA: • • • • • (years) • Resources scheduled in the PEA block cave designs that account for 2.4Bt @ 0.54% CuEq ROM grade(0.36% Cu, 0.27g/t Au and 1.1g/t Ag), including: o 89% of the MRE#2 Indicated Mineral Resources: 1.83Bt @ 0.61% CuEq ROM (0.41% Cu, 0.31g/t Au and 1.2 g/t Ag) 1% of the MRE#2 Inferred Mineral Resources: 0.55Bt @ 0.36% CuEq (0.27%Cu, 0.13g/t Au and 0.8g/t Ag) o • Annual Metal Production (average for the first 25 years) - Estimated at 207,000t of copper; 438,000oz of gold and 1.4Moz of silver in concentrate per year (based on the 50Mtpa mining scenario). High copper (28.2%), gold (22.1 g/t) and silver (65.7g/t) contents in sales concentrates. The high quality of the concentrates and the relatively low arsenic contents in comparison to a number of other major producers are expected to deliver a sales premium for SolGold's concentrates. • • Further details of the PEA can be viewed in the Company’s news releases titled “SolGold Announces Positive PEA Study Results” dated 20 May 2019 or the technical report relating to the PEA titled “Cascabel Project, Northern Ecuador, Alpala Copper-Gold-Silver Deposit, Preliminary Economic Assessment (PEA)” dated 7 June 2019, with an Effective Date of 25 March 2019 and filed on SEDAR on 27 June 2019. Both the news release and technical report are available on SEDAR or the company’s website. Drilling and exploration at Cascabel Alpala Drilling Campaign A total of 216,522m of diamond drilling has now been completed at the Cascabel project to date, with 205,072m completed at the growing Alpala Deposit, 4192m completed for geotechnical and hydrogeological testing, and 7,258m completed at Aguinaga propsect. Large additional tonnage is targeted to be brought into the Indicated category at Alpala Deposit on the basis of an additional 68,354m of drilling now completed since the release of MRE#2 Over 201,930m of resource drilling now assayed ahead of the upcoming third Mineral Resource update (MRE#3), with 3,142m of assays pending. 13 | P a g e SolGold plc UK Company No. 5449516 ARBN 117 169 856 Phone: +61 (0) 7 3303 0660 Email: info@solgold.com.au Website: www.solgold.com.au Street address: Level 27, 111 Eagle St, Brisbane, Australia 4000 Postal address: GPO Box 5261, Brisbane QLD 4000 Registered office: 201 Bishopsgate London EC2M3AB Phone: +44 20 7861 9000 Mine Production Cases Case Life of Mine Case 1: 40 Mt/a 66 Case 2a: 50 Mt/a - Staged ramp-up 57 Case 2b: 50 Mt/a Fast ramp-up 55 Case 3: 60 Mt/a 49

Cascabel Project (Ecuador) (continued) Resource extension drilling at Alpala Deposit continues targeting extensions to high-grade outliers peripheral to the main deposit. High grade outliers that remain open, occurring at Alpala Northwest, Alpala East, and Alpala SE, indicate potential for further growth of existing high grade resource tonnage. Follow up drilling is likely to further enrich the existing resource base as areas previously modelled at lower grades are enriched by assay data afforded by new drilling. Growth to the existing resource base at Alpala continues at Alpala Northwest, Trivinio, Alpala North, and Alpala Southeast, as exemplified by recent Hole 106 which intersected 355m of visible copper sulphide mineralisation outside the existing resource area at Alpala North. Greater geological and structural understanding is identifying targets adjacent to the main orebody, with drilling now targeting mineralisation at the newly identified Alpala Southwest area. Recent discoveries of previously unknown high grade (>1.5%CuEq) and medium grade (>0.7% CuEq) mineralisation intersected within existing low grade Inferred Resource areas at Alpala highlight what SolGold believes is potential for upgrades to the existing resource base at Trivinio (Hole 93), Alpala North (Hole 75), Alpala Northwest (Hole 86), and Alpala South (Hole 89). The potential for resource expansion at Trivinio is suported by the Hole 93 intersection (862m @ 0.43% CuEq), 520m of which lies outside the existing Inferred Resource area. Alpala North targets remain open to the north, as shown by Hole 75 intersection (1918m @ 0.53% CuEq), 288m of which lies outside the existing Inferred Resource area. Discovery of previously unknown QD10 (Quartz Diorite) source intrusion at Alpala Northwest, intersected in Hole 86 (318m @ 0.67% CuEq incl. 100m @ 1.34% CuEq), highlights potential for further resource extension as the 2019 drilling campaign continues. Alpala South mineralisation is open to the south and towards surface, as revealed by the Hole 89 intersection (420m @ 0.61% CuEq). Geotechnical, hydrogeological and sterilisation drill testing has commenced at Cascabel, ahead of the Preliminary Economic Assessment report. release of the 14 | P a g e SolGold plc UK Company No. 5449516 ARBN 117 169 856 Phone: +61 (0) 7 3303 0660 Email: info@solgold.com.au Website: www.solgold.com.au Street address: Level 27, 111 Eagle St, Brisbane, Australia 4000 Postal address: GPO Box 5261, Brisbane QLD 4000 Registered office: 201 Bishopsgate London EC2M3AB Phone: +44 20 7861 9000

Cascabel Project (Ecuador) (continued) 2019 Pre-Feasibility (“PFS”) Work Program The 2019 drilling campaign at Cascabel is presently utilising 10 drilling rigs, comprising 9 man-portable machines and 1 large track-mounted machine. The drilling fleet is currently expanding, from 9 man-portable machines to a total of 15 rigs expected to be active on the project by September 2019, expanding the drilling fleet as the company expedites data collection ahead of the planned Alpala Deposit Pre-Feasibility Study (“PFS”) deadline by end Q1 2020. Drilling is focussed on continued resource extension and infill drilling along the Alpala trend as well as extensive geotechnical, hydrological, hydrogeological, metallurgical and petrophysical work. Supplementary work underway at the Alpala Deposit includes geotechnical mining studies using downhole optical and acoustic Televiewer imaging, and rock-mechanics investigations using in-situ over-coring (3D stress testing), as well as in-situ measurement of rock mass permeability by hydraulic packer testing. The current drilling fleet of 10 is deployed as seven rigs focused on resource extension and infill drilling (Rigs 2, 3, 5, 6, 7, 8 and 13), with and three rigs focussed on geotechnical, hydrogeological and sterilisation drilling (Rigs 1, 4 and 9). A further four man-portable rigs (Rigs 14-17) currently under construction at HP Drilling workshops in Cuenca, Southern Ecuador. Rig 14 is scheduled for arrival in August, with Rigs 15, 16 and 17 scheduled for arrival in September and October. A specialised Hydrological drilling contractor has been signed to supply a further 2 drilling rigs (Rigs 18, and 19, scheduled to commence groundwater drilling and water testing in late July 2019, bolstering the drilling fleet to a planned total of 15 machines. Large track mounted Rigs 9, 10, 11 and 12 have been demobilised from site following swap-out with man-portable machines due to difficulties in accessing off-road drill sites with the larger machines. Assays of the remaining 6 holes at Aguinaga prospect have been received and a review of the Aguinaga drilling program is currently underway. Assaying of Aguinaga samples was temporarily suspended during 2018 in order to reduce back-log of assays pertaining to Alpala Deposit resource estimation work. Further drilling at the Aguinaga prospect was similarly been delayed due to high demand along the Alpala trend, and future requirements are under assessment as part of the current review. 15 | P a g e SolGold plc UK Company No. 5449516 ARBN 117 169 856 Phone: +61 (0) 7 3303 0660 Email: info@solgold.com.au Website: www.solgold.com.au Street address: Level 27, 111 Eagle St, Brisbane, Australia 4000 Postal address: GPO Box 5261, Brisbane QLD 4000 Registered office: 201 Bishopsgate London EC2M3AB Phone: +44 20 7861 9000

Cascabel Project (Ecuador) (continued)

Table 3: Significant intercepts

Hole	Location	Intercept
Hole 41 D1-D2	Alpala Central Infill	582m @ 1.18% CuEq (0.64% Cu, 0.85g/t Au), incl. 340m @ 1.54% CuEq (0.78% Cu, 1.21g/t Au).
Hole 55R	Alpala Central NW Extension	1062m @ 1.02% CuEq (0.69% Cu, 0.52g/t Au), incl. 548m @ 1.36% CuEq (0.86% Cu, 0.80g/t Au), incl. 220m @ 2.07% CuEq (1.22%Cu, 1.34g/tAu)
Hole 55R-D1	Alpala Extension, NW margin	869m @ 0.72% CuEq, incl. 378m @ 1.17% CuEq
Hole 57	Alpala Central Infill	832m @ 1.41% CuEq (0.72% Cu, 1.10g/t Au), incl. 562m @ 1.72% CuEq (0.85% Cu, 1.37g/t Au), incl. 304m @ 2.52% CuEq (1.15% Cu, 2.18g/t Au), incl. 182m @ 3.46% CuEq (1.49% Cu, 3.14g/t Au)
Hole 58-D1	Alpala Extension, NW margin	983m @ 1.08% CuEq, incl. 456m @ 1.71% CuEq
Hole 64	Alpala NW-Trivinio	402m @ 0.65% CuEq, including 162m @ 0.95% CuEq
Hole 66	Alpala NW	634m @ 1.25% CuEq, including 301m @ 1.88% CuEq 174m @ 2.46% CuEq open at depth
Hole 67	Alpala Central	1028m @ 1.29% including 544m @ 2.17% CuEq including: 146m @ 4.07% CuEq, (1.96%Cu, 3.36g/t Au)
Hole 68	Alpala Central	664m @ 1.53% CuEq (open at depth) including 348m @ 2.25% CuEq, (1.26%Cu, 1.57g/t Au)
Hole 69	Alpala Western Limb	852m @ 1.14% CuEq including: 502m @ 1.55% CuEq 152m @ 2.49%CuEq

16 | Page

SolGold plc UK Company No. 5449516 ARBN 117 169 856 Phone: +61 (0) 7 3303 0660 Email: info@solgold.com.au Website: www.solgold.com.au
Street address: Level 27, 111 Eagle St, Brisbane, Australia 4000 Postal address: GPO Box 5261, Brisbane QLD 4000
Registered office: 201 Bishopsgate London EC2M3AB Phone: +44 20 7861 9000

Ecuador Regional Exploration Projects A comprehensive, desktop study of the full 700km length of Ecuador has been undertaken by the Company's independent experts to analyse the available regional topographic, geological, geochemical and gravity data over the prospective magmatic belts of Ecuador, with the aim of understanding the controls to copper-gold mineralization on a regional scale. The Company has delineated and ranked regional exploration targets for the potential to contain significant copper-gold deposits, many of which are believed to exhibit the potential to become Tier 1 copper gold projects. As a result of this study, the Company formed and has funded, four new 100% owned subsidiary companies in Ecuador; Carnegie Ridge Resources S.A., Green Rock Resources S.A., Cruz del Sol S.A. and Valle Rico Resources S.A. These subsidiaries currently hold 72 granted mineral concessions over approximately 3,200 km2 (Figure 4). These four subsidiaries also hold 26 ungranted applications. Based on the results of this initial exploration, 12 priority targets have been identified for second phase exploration in Ecuador. Ongoing exploration will focus on advancing these priority projects, through geophysical surveys and detailed soil geochemistry, with a view to progress to drill testing as soon as permissions are in place. The 12 priority projects are as follows: • • • • • • • • • • • • Blanca – epithermal gold La Hueca – copper gold porphyry Porvenir – copper gold porphyry Cisne Loja – epithermal gold Timbara – copper gold porphyry Rio Amarillo – copper gold porphyry Chillanes – copper gold porphyry Salinas – epithermal gold Sharug – copper gold porphyry Cisne Victoria – copper gold porphyry Coangos – copper gold porphyry and epithermal gold Chical – epithermal gold The ongoing exploration program on these projects will focus on: • • • Drill Testing targets Collection of geophysical data Continued mapping and geochemical sampling of new areas Activities conducted on the priority projects are described in further detail below. 17 | P a g e SolGold plc UK Company No. 5449516 ARBN 117 169 856 Phone: +61 (0) 7 3303 0660 Email: info@solgold.com.au Website: www.solgold.com.au Street address: Level 27, 111 Eagle St, Brisbane, Australia 4000 Postal address: GPO Box 5261, Brisbane QLD 4000 Registered office: 201 Bishopsgate London EC2M3AB Phone: +44 20 7861 9000

Ecuador Regional Exploration Projects (continued)

Blanca Project

Location:	*Carchi province, Northern Ecuador*
Ownership:	*SolGold holds 100% ownership though Carnegie Ridge Resources S.A.*
Tenement Area:	*2 concession (Blanca 1 and Nieves 1) over 73 km^2*
Primary Targets:	*Epithermal gold*

The rich epithermal gold mineralisation has been identified within the Blanca concession is thought to be associated with large copper gold porphyry systems in the area including the Alpala deposit, some 8km to the south-southeast (SSE).

In the Blanca concession, sampling of the intermediate sulphidation "Cielito" vein and outcropping veins in surrounding drainages are hosted in volcanics and volcanic breccias showing weak quartz-pyrite-illite and chlorite-sericite alteration.

The ridge and spur and gridded auger soil program traversing the projected trend of the epithermal structural corridor identified several zones of multielement anomalism. Logging of lithic chips from the auger soil program also mapped out zones of chlorite and sericite alteration around the Cielito vein and Cerro Quiroz prospects.

High grade epithermal style gold mineralisation has been identified over an interpreted 5km long NW trending structural corridor. The Blanca epithermal gold veins are situated in a previously unrecognised corridor of gold mineralisation highlighting once again the under explored potential of the gold rich Ecuadorean section of the Andean copper-gold belt.

Cielito Vein Prospect

Hosted in volcanics and volcanic breccias showing weak quartz-pyrite-illite and chlorite-sericite alteration. Sampling of the intermediate sulphidation Cielito vein returned very high grade gold mineralisation. The results include:

- R01000562: 617 g/t Au, 317g/t Ag, 0.59% Cu, 0.74% Zn
- R01000564: 542g/t Au, 254g/t Ag, 0.54% Cu, 0.50% Zn

A drilling program has been designed that awaits permitting.

La Hueca Project

Location:	*Zamora Chinchipe province, Southern Ecuador*
Ownership:	*SolGold holds 100% ownership though Cruz del Sol S.A.*
Tenement Area:	*3 concessions, 150 km^2*
Primary Targets:	*Copper-gold porphyry*

The project lies within the eastern Jurassic Belt, which contains the Fruta del Norte epithermal gold deposit (14 million ounces Au), the Mirador copper porphyry deposit (3 million tonnes Cu) and the Santa Barbara gold-(copper) porphyry deposit (8 million ounces Au).

Teams conducted extensive stream sediment and panned concentrate sampling throughout the La Hueca project. The geochemical results of this work delineated 5 porphyry copper targets situated along the contact between the Zamora batholith and volcanic units. The results delineate a copper rich porphyry corridor running through the La Hueca project.

Best rock chip results from Targets 1 to 4 include:

- R02000263: 13.82% Cu
- R02000310: 8.37% Cu
- R02000259: 4.08% Cu
- R02000307: 2.50% Cu

18 | Page

SolGold plc UK Company No. 5449516 ARBN 117 169 856 Phone: +61 (0) 7 3303 0660 Email: info@solgold.com.au Website: www.solgold.com.au
Street address: Level 27, 111 Eagle St, Brisbane, Australia 4000 Postal address: GPO Box 5261, Brisbane QLD 4000
Registered office: 201 Bishopsgate London EC2M3AB Phone: +44 20 7861 9000

Ecuador Regional Exploration Projects (continued) Target 6 Target 6 has returned strong copper, gold and molybdenum anomalism over a large area 1.25 km by 1.0 km. The discovery is significant due to k-feldspar, secondary biotite, and chlorite-sericite hydrothermal alteration intensity, and the presence of chalcopyrite, molybdenite and bornite. A-and B-type quartz veins are also present at variable density. Geochemical high Cu-Mo results are significant, and they are dispersed over an extensive area. Best rock chip results from Target 6 include: • • • • R02000802: 6.27% Cu, 0.29 g/t Au, 22.9 g/t Ag, >1% Mo; R02000785: 4.58% Cu, 0.13 g/t Au, 14.6 g/t Ag, 0.16% Mo; R02000768: 4.15% Cu, 0.24 g/t Au, 16.1 g/t Ag, 0.28% Mo; and R02000784: 2.19% Cu, 0.12 g/t Au, 9.11 g/t Ag, 0.02% Mo. A program of gridded auger soil sampling was completed at Target 6 to further delineate drilling targets. Fathom Geophysics were commissioned to carryout 3D geochemical porphyry footprint modelling of soil data over Target 6. Fathom Geophysics also re-interpreted the existing aeromagnetic data covering Targets 1 – 5. The results of this work have been used to help design drill holes to test for porphyry mineralisation. A drilling program has been designed that awaits permitting. Porvenir Project Location: Ownership: Tenement Area: Primary Targets: Zamora Chinchipe province, Southern Ecuador SolGold holds 100% ownership though Green Rock Resources S.A. 4 Concessions, 244 km2 Copper-gold porphyry The project is located in Southern Ecuador and is hosted in Ecuador’s eastern Jurassic Belt, hosting the Fruta del Norte epithermal gold deposit (14 million ounces Au), the Mirador copper porphyry deposit (3 million tonnes Cu) and the Santa Barbara gold-(copper) porphyry deposit (8 million ounces Au). The geology is characterised by a sequence of prospective intrusive porphyry bodies and regional geochemical sampling and detailed geological mapping has identified a north easterly zone over 6 km long and 1km wide in the northern part of the project area, hosting at last two significant mineralised porphyry centres believed to be the same age as the 85% SolGold owned Alpala deposit in Northern Ecuador. A stream sediment sampling program at the Porvenir project delineated two geochemical anomalies within the larger 6 km by 5.5 km stream anomaly at the Derrumbo and Bartolo prospects. Mineralised outcrops have been identified which extend over some 1.5 km by 1 km with chalcopyrite up to 7% and lesser covellite up to 1%, chalcocite up to 2%, bornite up to 1%, malachite up to 3% and pyrite. New mineralised outcrops identified in the Porvenir project that are rich in chalcopyrite, chalcocite, covellite, bornite (copper sulphide minerals) and malachite (copper carbonate mineral). This zone is interpreted to be genetically related to the intersection of deep-seated northwest and northeast trending deep crustal faults which have focused mineralising events. Initial auger soil results having identified a 2.5 km by 2 km zone of strong copper anomalism. Initial multi element soil geochemistry is delineating a strongly zoned porphyry copper target with copper in soil values of up to 0.42% Cu. Follow up mapping has confirmed mineralisation in outcrop, with best rock chip results including: • • • • R03000875: 8.65% Cu, 0.19g/t Au, 38.1g/t Ag R03000696:6.64% Cu, 0.09g/t Au, 33.1g/t Ag R03000699: 5.10% Cu, 0.05g/t Au, 22.3g/t Ag R03000588: 4.27% Cu, 0.09g/t Au, 14.6g/t Ag 19 | P a g e SolGold plc UK Company No. 5449516 ARBN 117 169 856 Phone: +61 (0) 7 3303 0660 Email: info@solgold.com.au Website: www.solgold.com.au Street address: Level 27, 111 Eagle St, Brisbane, Australia 4000 Postal address: GPO Box 5261, Brisbane QLD 4000 Registered office: 201 Bishopsgate London EC2M3AB Phone: +44 20 7861 9000

Ecuador Regional Exploration Projects (continued) Target 15 Target 15 is located within Porvenir #2 concession, north of the town of La Canel in southern Ecuador. The exposed outcrops along La Cacharposa Creek in Target 15 lie within soil copper, gold, molybdenum, Cu/Zn and Mo/Mn geochemical anomalies in a diorite, manga diorite and quartz diorite porphyry complex that cover an area approximately 1200m long and 800m wide open ended. The presence of potassic alteration (K-feldspar – magnetite) overprinted by intermediate argillic alteration (chlorite – sericite – clay) is associated with higher gold grades and surrounded by phyllic (quartz – sericite – pyrite) and extensive epidote-propylitic alteration. The size and strength of the geochemical anomalies and the zoning of the hydrothermal alteration assemblages are consistent with the presence of a porphyry copper-gold system. The Target 15 mineralised corridor is characterised by surface exposure of porphyry-style sheeted and stockwork B-type quartz-chalcopyrite-magnetite veining. Veining occurs as three steeply-dipping vein sets orientated northwest, east-northeast, and west-northwest Target 15 returned very high coincident gold results in rock chips taken from a 400m wide NE-SW trending corridor with B veining and alteration. Results for the area include: • • • • • • R03000986 R03002510 R03002519 R03002518 R03002526 R03002527 2.35% Cu, 1.67 g/t Au, 7.87 g/t Ag 2.17% Cu, 0.73 g/t Au, 53.8 g/t Ag 1.91% Cu, 3.59 g/t Au, 8.96 g/t Ag 1.52% Cu, 0.85 g/t Au, 10.6 g/t Ag 1.27% Cu, 1.04 g/t Au, 3.09 g/t Ag 1.04% Cu, 0.97 g/t Au, 2.08 g/t Ag Rock saw channel sampling across the exposed mineralisation along La Cacharposa Creek returned an open-ended intersection of: • 62.4m @ 0.71 % Cu and 0.71 g/t Au (open-ended), including o29.5m @ 1.01 % Cu and 0.89 g/t Au from 12.1 to 41.6m 147.83m @ 0.64% CuEq (0.43 g/t Au, 0.37% Cu) - open ended. oincluding 82.63m @ 0.96% CuEq (0.71 g/t Au, 0.55% Cu). • The assay results from this work shows highly consistent copper and gold grades throughout the intersection and exhibit a consistent copper gold ratio of approximately 1% Cu : 1g/t Au. Field studies of the porphyry-related vein types and paragenesis at Target 15 are ongoing, and initial work indicates a sequential vein development typical of many significant porphyry deposits such as Alpala. Detailed mapping within Target 15 has identified new mineralised outcrops in other streams. These outcrops display strong alteration and mineralization with B-veins present, at least 15-20 metres of 1.2% quartz vein density. Field studies of the porphyry-related vein types sequencing and genetic relationships at Target 15 are ongoing, and initial work indicates a sequential vein development typical of many significant porphyry deposits, such as SolGold's Alpala porphyry copper-gold deposit in Northern Ecuador (10.9Mt Cu, 23.2Moz Au). An extended rock-saw channel sampling program continues to further expose mineralisation and determine the surface extent of mineralisation at Target 15. Continued detailed Anaconda style mapping (as applied at Alpala) within Target 15 continues to identify new mineralised outcrops along nearby streams, displaying porphyry style B-type quartz veining and associated strong hydrothermal alteration assemblages. A program of detailed ground magnetics was completed during the year covering the entire Target 15 area, along with an airborne-magnetic survey covering the entire Porvenir Project. A drilling program has been designed that awaits permitting. 20 | P a g e SolGold plc UK Company No. 5449516 ARBN 117 169 856 Phone: +61 (0) 7 3303 0660 Email: info@solgold.com.au Website: www.solgold.com.au Street address: Level 27, 111 Eagle St, Brisbane, Australia 4000 Postal address: GPO Box 5261, Brisbane QLD 4000 Registered office: 201 Bishopsgate London EC2M3AB Phone: +44 20 7861 9000

Ecuador Regional Exploration Projects (continued) Mula Muerta Creek The Mula Muerta Creek located on the opposing side of the ridge from the Carchaposa creek displays similar style mineralisation. Both areas are believed to be part of the same mineralised system within the 800m wide northeast trending mineralised corridor approximately 1200m long and open-ended, interpreted to be genetically related to the intersection of deep-seated northwest and northeast trending crustal faults. The lithology of along the Mula Muerta creek comprises greenstone with fine veinlets of albite and magnetite in some areas. The other unit is monzodiorite with weak magnetism. The Mula Muerta creek contains two alteration types; • • Argillic intermediate with moderate chlorite and sericite present in monzodiorite. Phyllic (quartz-sericite-pyrite) that is moderate to strong at the top of the Mula Muerta creek system. The two areas of hydrothermal alteration have been mapped and sampled. The first area is characterised by pyrite (2.5%) - chalcocite (0.8%) ± chalcopyrite (0.3%). The other area exhibits pyrite (3%) - chalcocite (0.7%) - chalcopyrite (0.1)± molybdenum (tr-0.1%). Fathom geophysics carried out 3D geochemical modelling at Porvenir using the auger soil data collected to date. Both the Target 15 and the Bartolo targets were identified as excellent targets with Target 15 representing shallow and deeper drill targets and the Bartolo prospect representing a deep target. Two additional targets were identified from the Porvenir dataset. Further delineation of the two new target areas was performed through extending the Anaconda mapping over anomalous areas and in-filling auger soils over the 3D geochemical targets. Cisne Loja Project Location: Ownership: Tenement Area: Primary Targets: Loja province, Southern Ecuador SolGold holds 100% ownership though Green Rock Resources S.A. 3 concessions, 146 km2 Epithermal gold and silver, Porphyry copper gold The Cisne Loja project is located in the southern central region of Ecuador at the southern end of the Miocene Belt. It is very close to the Loma Largo deposit owned by INVmetals. The Loma Largo is a high sulphidation epithermal deposit containing 3Moz Au and 125 Mlbs of Cu. The southern end of the Miocene Belt is defined by the northeast trending fault systems thought responsible for introducing the hydrothermal fluids responsible for mineralisation in this area. Cuenca Loma Recent follow up of gold anomalies has led to the discovery of outcropping epithermal style alteration and mineralisation over an area of 2.5 km by 1.5 km with several episodes of quartz veining, which shows similarities to the epithermal gold system at Fruta del Norte in Southern Ecuador. This northern epithermal prospect is called Cuenca Loma. Numerous areas of epithermal quartz veins with alteration exhibiting silica-kaolinite-quartz clay assemblages together with vuggy quartz, indicate an intermediate to low sulphidation epithermal environment. Streams over a 6 km by 4 km zone draining the area of interest were ubiquitously rich in gold and magnetite indicating the prevalence of the copper gold mineralised porphyries in the area. Geological mapping of these anomalies defined alteration and quartz veining over an area of 2.5 km by 1.5 km. These were outcropping, epithermal style alteration and mineralisation with multiple episodes of quartz veining evident. Rock chip samples have returned gold and silver results greater than 1 g/t Au with a best rock chip sample of: • R03000453: 15.25 g/t Au and 23.6g/t Ag 21 | P a g e SolGold plc UK Company No. 5449516 ARBN 117 169 856 Phone: +61 (0) 7 3303 0660 Email: info@solgold.com.au Website: www.solgold.com.au Street address: Level 27, 111 Eagle St, Brisbane, Australia 4000 Postal address: GPO Box 5261, Brisbane QLD 4000 Registered office: 201 Bishopsgate London EC2M3AB Phone: +44 20 7861 9000

SolGold

Ecuador Regional Exploration Projects (continued)

Celen Prospect

Celen Prospect is located 7km south of the Cuenca Loma in the El Cisne 2C concession.

Rock chip results just in from Cisne 2C concession in the Cisne Loja project have returned highly anomalous Cu-Au-Mo. The copper mineralization is developed within the granodiorite mainly along fractures with minerals malachite, azurite, chalcopyrite and Neotocite, occasionally accompanied by traces of Pyrite. Mineralisation has been identified over an area 1.5km by 1km. Significant results from rock chips include:

Hector Stream
- •R03001218 5.28% Cu, 0.66 g/t Au, 91.4 g/t Ag
- •R03001221 5.08% Cu, 1.10 g/t Au, 25.8 g/t Ag
- R03001204 4.92% Cu, 3.90 g/t Au, 55.7 g/t Ag
- R03001206 2.06% Cu, 0.24 g/t Au, 28.7 g/t Ag
- R03001207 1.39% Cu, 0.15 g/t Au, 24.6 g/t Ag
- R03001217 1.33% Cu, 0.08 g/t Au, 27.6 g/t Ag

El Tio Stream
- R03001215 3.65% Cu, 0.02 g/t Au, 95.5 g/t Ag
- R03001214 3.43% Cu, 0.09 g/t Au, 73.8 g/t Ag

Mandarina Stream
- R03001211 1.63% Cu, 0.30 g/t Au, 39.8 g/t Ag
- R03001213 1.45% Cu, 0.02 g/t Au, 36.6 g/t Ag

Activities planned for Cisne Loja project include:
- Auger soil programs in Cisne 2A and Cisne 2B
- Additional mapping and sampling of the streams in Cisne2B and Cisne 2C
- Planning drill holes for testing the epithermal veins in Cisne 2A

Timbara Project

Location:	Zamora Chinchipe province, Southern Ecuador
Ownership:	SolGold holds 100% ownership though Green Rock Resources S.A.
Tenement Area:	4 concessions (Timbara 1, Timbara 2, Timbara 3 and Timbara 4), 152 km^2
Primary Targets:	Copper-gold porphyry

The Timbara Project is located in Ecuador's eastern Jurassic Belt which hosts the Fruta del Norte epithermal gold deposit (14 million ounces Au), the Mirador copper porphyry deposit (3 million tonnes Cu) and the Santa Barbara copper-gold porphyry deposit (8 million ounces Au). The concessions cover 151km2 and is owned by the Company's 100% owned subsidiary, Green Rock Resources.

Results from rock chip samples collected during stream reconnaissance programs at Timbara include:
- R03000252: 28.89% Cu, >100g/t Ag
- R03000260: 4.00% Cu, >100g/t Ag
- R03000219: 2.94% Cu
- R03000236: 2.32% Cu

The location and orientation of mineralised veins may represent a continuation of the highly prospective porphyry corridor identified at SolGold's La Hueca Project.

Teams have carried out detailed infill of stream sediment, panned concentrate and rock chip sampling in areas identified as anomalous from earlier regional geochemistry.

22 | Page

SolGold plc UK Company No. 5449516 ARBN 117 169 856 Phone: +61 (0) 7 3303 0660 Email: info@solgold.com.au Website: www.solgold.com.au
Street address: Level 27, 111 Eagle St, Brisbane, Australia 4000 Postal address: GPO Box 5261, Brisbane QLD 4000
Registered office: 201 Bishopsgate London EC2M3AB Phone: +44 20 7861 9000

Ecuador Regional Exploration Projects (continued)

To date, a total of 430 stream sediment samples and 406 panned concentrate samples have been collected in the Timbara Project. Results highlight the potential for epithermal mineralisation in Timbara 1 & 2 concessions and porphyry style mineralisation in Timbara 4 concession. Teams have continued detailed Anaconda mapping and rock chip sampling of the anomalous areas.

Timbara 1 Prospect

Outcropping porphyry style mineralisation occurs as northeast trending narrow quartz veins containing pyrite, chalcopyrite, covellite and bornite hosted within granodiorite intrusive.

Timbara 2 Prospect

Fine-grained diorite contains abundant stock works of porphyry style quartz-chalcopyrite veins and magnetite veinlets characterised by intense propylitic chlorite alteration. Mineralisation is represented by up to 3% chalcopyrite, 2% bornite, and 1% chalcocite, with traces of malachite and native Cu.

Timbara 3 Prospect

Reconnaissance mapping has located a 25 m wide zone of quartz-hematite veining including localised bornite rich veining. Other outcrops identified show significant exposed 5 m thick quartz veins containing pyrite, chalcopyrite, bornite, and minor chalcocite. Peripheral to these mineralised zones, host rocks contain abundant magnetite veinlets cut by quartz veins containing chalcopyrite, magnetite, pyrite and minor chalcocite.

Rio Amarillo Project

Location:	Imbabura province, Northern Ecuador
Ownership:	SolGold holds 100% ownership though Carnegie Ridge Resources S.A.
Tenement Area:	3 concessions (Rio Amarillo 1, 2 & 3), 123 km^2
Primary Targets:	Copper porphyry

Located in northern Ecuador Miocene Belt near SolGold' s Cascabel Project. Two main prospects have been identified in both Rio Amarillo 1 & 2; Chilanes and the Pugaran prospects. The main geological feature of the Rio Amarillo project is the extensive lithocap extending 2km by 2.4km in area.

Chilanes Prospect

Chilanes located in Rio Amarillo 2, consists of an extensive lithocap with surrounding strong stream sediment anomalies. The lithocap measures approximately 2.4 km by 2.4 km. It consists of crackle and hydrothermal breccias, with silica-clay and advanced argillic alteration, typical of the upper levels of a porphyry system. At the Chilanes prospect, located proximal to the lithocap, B type veins have been mapped and sampled. An outcrop of stockwork B type veins has been identified hosted in a dark micro diorite - quartz diorite with the matrix altered to magnetite and chlorite, with best rock chip results including:

- R01000025 0.93 g/t Au, 0.18% Cu, 11.85ppm Mo
- R01000026 0.90 g/t Au, 0.01% Cu, 13.75 ppm Mo
- R01000029 0.51 g/t Au, 0.13% Cu, 10.35 ppm Mo

Pugaran Prospect

Located in Rio Amarillo 1, Pugaran hosts abundant B-type veins and zones of strong copper mineralisation. It represents a 250 m long outcrop of copper mineralisation consisting of B type veins with pyrite, chalcopyrite, chalcocite and bornite. K-alteration overprinted by phyllic alteration.

- 140m @ 0.24% Cu
    - Including 13m @ 0.65% Cu
    - Including 12m @ 0.38% Cu

23 | Page

SolGold plc UK Company No. 5449516 ARBN 117 169 856 Phone: +61 (0) 7 3303 0660 Email: info@solgold.com.au Website: www.solgold.com.au
Street address: Level 27, 111 Eagle St, Brisbane, Australia 4000 Postal address: GPO Box 5261, Brisbane QLD 4000
Registered office: 201 Bishopsgate London EC2M3AB Phone: +44 20 7861 9000

Ecuador Regional Exploration Projects (continued) Cuambo Prospect Located in Rio Amarillo 2, Cuambo prospect is located distal to the lithocap with epithermal vein mineralisation identified. • • R01001018 11.3 g/t Au R01001019 1.85 g/t Au Pasquel Prospect Located in Rio Amarillo 2, Cuambo prospect is located distal to the lithocap with epithermal vein mineralisation identified. • • • R01001290 13.35 g/t Au R01001294 3.00 g/t Au R01001295 2.45 g/t Au The epithermal veining at Cuambo and Pasquel prospects are possibly associated with a deeper porphyry system that is responsible for the advanced argillic alteration forming the lithocap. Auger soil programs were completed during the year at the Chilanes lithocap that is returning anomalous results. Along with rock chip sampling the northern lithocap zone is starting to define significant anomalism. Several intrusive stocks and hydrothermal breccias have been located in this zone that exhibit significant alteration and mineralisation that support the results received from the auger soils. An airborne magnetic program is scheduled to commence in August 2019. A drilling program has been designed that awaits permitting. Chillanes Project Location: Ownership: Tenement Area: Primary Targets: Bolivar/Chimborazo province, Central Ecuador SolGold holds 100% ownership though Green Rock Resources S.A. 48 km2 Copper-gold porphyry The Chillanes project is located in the central Miocene belt that is host to several large epithermal and porphyry deposits including Quimsacocha and Junin. Stream sediment geochemical sampling has returned the highest copper results from any SolGold project in Ecuador with best results including 1,140 ppm Cu and 1,110 ppm Cu. Detailed follow up mapping and rock chip sampling is continuing with the best rock chip assay returned to date of 1.42% Cu. Hydrothermal alteration consists of phyllic alteration with abundant chalcopyrite and pyrite with lesser chalcocite and bornite mapped in outcrop. Following the completion of initial anaconda mapping, a program of auger soil geochemistry will be carried out to delineate priority drill targets. Social teams have been working with government to ensure ongoing access to this project which is progressing well. Negotiations for access is ongoing. 24 | P a g e SolGold plc UK Company No. 5449516 ARBN 117 169 856 Phone: +61 (0) 7 3303 0660 Email: info@solgold.com.au Website: www.solgold.com.au Street address: Level 27, 111 Eagle St, Brisbane, Australia 4000 Postal address: GPO Box 5261, Brisbane QLD 4000 Registered office: 201 Bishopsgate London EC2M3AB Phone: +44 20 7861 9000

Ecuador Regional Exploration Projects (continued)

Salinas Project

Location:	Bolivar province, Southwest Ecuador
Ownership:	SolGold holds 100% ownership though Valle Rico Resources S.A.
Tenement Area:	4 concessions (Salinas 1, 2, 3 & 4), 189 km^2
Primary Targets:	Gold-silver-copper epithermal

The Salinas project represents a high sulphidation epithermal Ag-Au-Cu with indications of a nearby Cu-Au porphyry system. Mineralisation is hosted in structurally controlled hydrothermal volcanic breccias. A hypogene covellite-enargite-chalcocite- arsenopyrite paragenesis of phases in the hydrothermal breccia suggests a nearby larger Cu-Au porphyry system.

Valle Rico will focus on exploring for both epithermal and porphyry systems at the Salinas project. Along with continuing to drill test the mineralised epithermal breccias, Valle Rico will carry out regional prospecting to identify porphyry targets.

An airborne magnetic program is scheduled to commence in July/August 2019.

Access to Salinas 3 and 4 concessions has now been granted and work is continuing on gaining field access to Salinas 1 and 2 concessions. Initial exploration work will commence at Salinas 3 and 4 and access should be granted shortly for Salinas 1 and 2 concessions.

Sharug Project

Location:	Azuy province, Southwest Ecuador
Ownership:	SolGold holds 100% ownership though Green Rock Resources S.A.
Tenement Area:	2 concessions, 52 km^2
Primary Targets:	Copper-gold porphyry

The Sharug project is located in the southern end of the Miocene Belt. It is located south of known mineral deposits; Tres Chorreras and the Cerro Negro mining areas. New diorite outcrops were identified in the Sharug project, in the Sharug 2 concession. Two prospects have been identified, the Quillosisa epithermal prospect and the Santa Martha porphyry prospect.

A gridded soil program at Sharug was completed that covered both the Quillosisa and Santa Marta prospects that confirmed anomalous mineralisation at both prospects.

25 | P a g e

SolGold plc UK Company No. 5449516 ARBN 117 169 856 Phone: +61 (0) 7 3303 0660 Email: info@solgold.com.au Website: www.solgold.com.au
Street address: Level 27, 111 Eagle St, Brisbane, Australia 4000 Postal address: GPO Box 5261, Brisbane QLD 4000
Registered office: 201 Bishopsgate London EC2M3AB Phone: +44 20 7861 9000

Ecuador Regional Exploration Projects (continued)

Quillosisa Prospect

The Quillosisa epithermal target (northern target) returned anomalous results for Au, Ag, Pb, Zn, Sb, Bi coincident with mineralized outcrops occurring in an area 500 x 150 meters.

Table 4: Significant Results from the Quillosisa Prospect

Sample ID	easting	northing	elevation	Au_gt	Ag_ppm	Cu_ppm	Pb_ppm	Zn_ppm
R03001156	664409	9638870	1815	39.6	>100	81	1130	93
R03000159	663958	9638913	1576	7.4	7.12	154	159.5	353
R03001157	664416	9638903	1823	2.93	>100	189	731	141
R03001169	664688	9639219	1879	2.52	6.41	156	1745	90
R03001194	664403	9638958	1851	2.15	98.3	372	3470	164
R03001195	664643	9639167	1879	1.865	17.25	432	298	395
R03001171	664635	9639259	1905	1.775	17.6	368	845	408
R03001203	664558	9638269	1421	1.125	>100	22960	>10000	3310

Santa Martha Prospect

Continued field mapping along the identified structural corridor has now discovered a significant copper gold molybdenum porphyry target called Santa Martha. Highly anomalous rock values followed by strong auger soil anomalies show this target covers an area 1.2km by 0.5km and remains open to the east. Auger soils were unable to test the eastern flank of the anomaly due to a drainage system comprising colluvial material.

The Santa Martha prospect consists of diorite, quartz diorite and small zones of tourmaline breccia. Hydrothermal alteration comprises zones of biotite-sericite, quartz-sericite, chlorite, chlorite-epidote and sericite alteration.

The Santa Martha porphyry returned results high in Cu and Mo coincident with the mineralised outcrop displaying strong stockwork quartz and feldspar veinlets, with disseminated chalcopyrite and secondary biotite in an area of 1200 x 600 meters.

26 | Page

SolGold plc UK Company No. 5449516 ARBN 117 169 856 Phone: +61 (0) 7 3303 0660 Email: info@solgold.com.au Website: www.solgold.com.au
Street address: Level 27, 111 Eagle St, Brisbane, Australia 4000 Postal address: GPO Box 5261, Brisbane QLD 4000
Registered office: 201 Bishopsgate London EC2M3AB Phone: +44 20 7861 9000

SolGold

Ecuador Regional Exploration Projects (continued)

Table 5 Significant results from rock chip sampling at Santa Martha

Sample ID	easting	northing	elevation	Cu %	Au g/t	Mo_ppm
R03001043	663071	9636625	1087	2.52	0.15	491.00
R03001045	662921	9636654	1126	0.78	0.51	6.35
R03001044	662950	9636668	115	0.73	0.33	53.70
R03001052	662932	9636671	1122	0.60	0.56	84.20
R03000168	662908	9636607	1149	0.56	0.20	13.80
R03001046	662829	9636695	1150	0.33	0.01	2.42

A ground magnetics geophysical program was completed covering both the Quillosisa and Santa Martha prospects. This program has highlighted an area of magnetite destruction over the Santa Martha prospect.

A drilling program has been designed at both the Quillosisa and Santa Martha prospects that awaits permitting.

Cisne Victoria Project

Location:	Morana Santiago province, South-eastern Ecuador
Ownership:	SolGold holds 100% ownership though Cruz del Sol S.A.
Tenement Area:	170 km^2
Primary Targets:	Copper-gold porphyry

The project lies in south-eastern Ecuador within the eastern Jurassic Belt, which contains the Fruta del Norte epithermal gold deposit (14 million ounces Au), the Mirador copper porphyry deposit (3 million tonnes Cu) and the Santa Barbara gold-(copper) porphyry deposit (8 million ounces Au).

Numerous prospects have been discovered during SolGold's initial geochemical stream sampling. Significant alteration and mineralisation were identified that is indicative of a large porphyry system. Best results include a 7 metre continuous channel chip sample that returned: 7m @ 2.28% Cu, 0.73 g/t Au, 8.83 g/t Ag.

Coangos Project

Location:	Morana Santiago province, southeastern Ecuador
Ownership:	SolGold holds 100% ownership though Cruz Del Sol S.A.
Tenement Area:	7 tenements (Coangos1, Coangos 2, Chimius 1,2 3, Cisneros, Tsapa) 259 km^2
Primary Targets:	Porphyry & Epithermal Copper-gold

The Coangos Project is located on the Southern Jurassic aged belt in Ecuador, which hosts the Fruta del Norte, Mirador and other projects in Ecuador.

Cruz del Sol teams have discovered two areas of mineralised outcrops in the Coangos project, characterised by strong copper-carbonates and copper-oxides exposed mainly in fractures.

Anomaly 1

Anomaly 1 contains mineralization hosted in volcanoclastic rocks. The copper-silver zones contain primary chalcocite and chalcopyrite, and secondary chrysocolla, malachite, and tenorite. Near-source stream boulders with chrysocolla have returned very high copper and silver grades. Stream outcrops are up to 120m in length.

27 | Page

SolGold plc UK Company No. 5449516 ARBN 117 169 856 Phone: +61 (0) 7 3303 0660 Email: info@solgold.com.au Website: www.solgold.com.au
Street address: Level 27, 111 Eagle St, Brisbane, Australia 4000 Postal address: GPO Box 5261, Brisbane QLD 4000
Registered office: 201 Bishopsgate London EC2M3AB Phone: +44 20 7861 9000

SolGold

Ecuador Regional Exploration Projects (continued)

The main vein-joint orientation is 20°/70°E. A second area of concentrated copper-silver occurrences is associated with regional faults oriented 128°/62°W and 240°/85°W. Chrysocolla – tenorite occurs together with k-feldspar, plagioclase, and carbonates in micro-fractures. The following significant results have been obtained from in situ outcrops:

- R02001026 9.27% Cu, 91.5g/t Ag
- R02001027 8.31% Cu, 99.8g/t Ag
- R02001031 6.12% Cu, 60.1g/t Ag
- R02001019 4.13% Cu, 23.0g/t Ag
- R02001021 3.19% Cu, 28.3g/t Ag
- R02001017 2.23% Cu, 17.3g/t Ag

Results from rock float samples include:

- R02001010 23.2% Cu, 122g/t Ag, 0.98% Zn
- R02001011 20.6% Cu, 114g/t Ag
- R02001012 13.5% Cu, 90.4 g/t Ag

Teams have located likely sources of the high-grade results returned from transported boulders located in streams. The majority of outcrops correspond to a repetitive sequence of sandstones and volcanic- breccias. The breccias present subangular clasts of volcanic rocks with ferruginous interstitial matrix. Several mineralised structures that have corresponding high grades.

Anomaly 2

Anomaly 2 is located at the head of the Numpaim River where a breccia structure has been mapped. Mineralisation is associated with a fault breccia 1.5m wide containing quartz veins up to 8mm thick, sugary quartz clasts, rhodochrosite, barite and calcite in a zone of chlorite-sericite alteration.

The breccia outcrop contains up to 7% bornite, 3% chalcocite, 1% chalcopyrite 1% and 5% enargite. The breccia is exposed along strike in two separate streams, located 200m apart. The structure has not been closed off and mapping continues in streams along strike.

Rock chip samples from the breccia return:

- R02001034 27.98% Cu, 227 g/t Ag, 0.98% Zn
- R02001035 8.37% Cu
- R02001036 6.45% Cu

Anomaly 2 mapping delineated an 8m wide mineralised breccia mapped over 200m in the southwestern edge of Anomaly 2. The structure has quartz-sericite-chlorite alteration, containing abundant bornite, chalcopyrite, chalcocite and enargite.

Auger soil sampling over Anomalies 1 & 2 helped further delineate the Anomaly 1 & 2 prospects.

Chical Project

Location:	Carchi province, Northern Ecuador
Ownership:	SolGold holds 100% ownership though Carnegie Ridge Resources S.A.
Tenement Area:	4 tenements (Chical 1, 2,3 and 4) 1835 km^2
Primary Targets:	Epithermal Copper-gold

Follow up of anomalous stream sediment geochemistry has identified 5.8km^2 area of mineralised epithermal veining comprising 3 prospect areas; Pascal, La Esperanza and Espinoza prospects.

28 | Page

SolGold plc UK Company No. 5449516 ARBN 117 169 856 Phone: +61 (0) 7 3303 0660 Email: info@solgold.com.au Website: www.solgold.com.au
Street address: Level 27, 111 Eagle St, Brisbane, Australia 4000 Postal address: GPO Box 5261, Brisbane QLD 4000
Registered office: 201 Bishopsgate London EC2M3AB Phone: +44 20 7861 9000

SolGold

Ecuador Regional Exploration Projects (continued)

Mineralisation is associated with an extensive contact zone between intrusive granodiorite and gabbro with volcano-sedimentary units. Mineralised is related to epithermal stockwork quartz veining with density of 10 to 15 per metre with associated strong chlorite-sericite-epidote hydrothermal alteration.

Pascal and Espinoza Prospects

Follow up mapping and rock chip sampling of a stream sediment geochemical gold anomaly, known as the Pascal and Espinoza prospects returned rock results of up to 45.5 g/t Au in granodiorite and andesite rocks. Samples were taken from epithermal quartz stockwork outcrops associated with the mineralisation. Significant rock chip results from the Pascal prospect include:

- R01003083 45.5g/t Au (float)
- R01003217 7.05 g/t Au
- R01003148 3.27g/t Au
- R01003134 2.57g/t Au
- R01003064 2.41g/t Au

La Esperanza Prospect

A stream sediment geochemical copper anomaly was also identified in the La Esperanza prospect dominated by diorite and granodiorites with veinlets of quartz – chalcopyrite associated with potassic alteration. This copper anomaly has coincident molybdenum and copper - zinc ratio (Cu/Zn) geochemical anomalies. Best geochemical rock chip results include:

- R01003071 1.04% Cu, 0.42 g/t Au, 886 ppm Mo
- R01003095 0.94% Cu, 0.18 g/t Au, 5.84 ppm Mo
- R01003156 0.9% Cu, 0.44 g/t Au, 348 ppm Mo
- R01003226 0.63% Cu, 0.59 g/t Au, 50.8 ppm Mo (float)
- R01003157 0.42% Cu, 0.1 g/t Au, 459 ppm Mo

29 | Page

SolGold plc UK Company No. 5449516 ARBN 117 169 856 Phone: +61 (0) 7 3303 0660 Email: info@solgold.com.au Website: www.solgold.com.au
Street address: Level 27, 111 Eagle St, Brisbane, Australia 4000 Postal address: GPO Box 5261, Brisbane QLD 4000
Registered office: 201 Bishopsgate London EC2M3AB Phone: +44 20 7861 9000

Queensland Projects (Australia) In Queensland, Australia, the Company has identified the following 4 major project areas: (i) Rannes; (ii) Mount Perry; (iii) Normanby; and (iv) Cracow West SolGold continues to hold tenements across central and southeast Queensland, through its wholly owned subsidiaries, Central Minerals Pty Ltd and Acapulco Mining Pty Ltd. Central Minerals Pty Ltd currently holds 5 exploration permits as follows: EPM 25300 (Cooper Consolidated, Rannes Project), EPM 18760 (Westwood), EPM 18032 (Cracow West), EPM 27211 (Mt Pring) and EPM 19639 (Goovigen Consolidated). Acapulco Mining Pty Ltd. currently holds exploration permits at EPM 25245 (Mount Perry) and EPM 19410 (Normanby). Exploration during the reporting period included a single diamond hole at Cracow West (374.43m), 8 RC/Diamond holes at Westwood (617.1m), 100 line-km’s / 126km2 Airborne EM (VTEM) and 3D inversion modelling at Rannes, tenement-wide photo-structural interpretation at Normanby and the granting of a new EPM at Mt Pring. Rannes Project (EPM 25300) Project Overview Location: Ownership: Subsidiary: Tenement Area: Primary Targets: 140 km west of Gladstone, Queensland, Australia 100% Central Minerals Pty Ltd 126 granted sub-blocks (circa 403km²) Disseminated and vein-hosted low sulphidation gold-silver deposits Located, 140 km west of Gladstone (Queensland, Australia), SolGold's principal targets at the Rannes project are structurally-controlled, low-sulphidation epithermal gold-silver deposits. Thirteen prospects have been identified within the Permian-aged Camboon Volcanics, with the majority lying along north-northwest trending fault zones. Exploration has included tenement wide stream sediment, soil and rock chip sampling surveys. A detailed airborne magnetic survey was recently re-interpreted to enhance the development of the structural model of the belt. Exploration methods have included a 3D IP survey, detailed airborne magnetics, geological mapping, and trenching all contributing to definition of additional drill targets at several prospects. During the year ended 30 June 2019, a variable time airborne electromagnetic survey (VTEM) was completed during the reporting period (100 line km’s, 126km2) and identified several conductive anomalies located both below the depth of drilling at the Crunchie and Kauffman’s prospects as well as larger anomalies along strike in areas that have no historic drilling. Preliminary 3DEM inversion modelling has resolved conductivities/resistivities down to 10 Ohm-m’s and are considered prospective. Targets will be ranked and prioritized ahead of drill-testing in the 2019/2020 reporting period. Mineral resource estimates completed by Hellman & Schofield Pty Ltd. and by H&S Consulting Pty. Ltd. includes resources in both Indicated and Inferred categories for reporting under the Australasian Joint Ore Reserves Committee's "Code for Reporting of Mineral Resources and Ore Reserves". The table below lists the current mineral resource estimates at the Kauffman’s, Crunchie, Cracklin' Rosie, Porcupine and Brother prospects as of May 23, 2012. These estimates are based on gold to silver ratio of 1:50 and a 0.5 g/t Au equivalent cut-off. The resource at 0.3 g/t Au cut-off was announced on May 23, 2012. 30 | P a g e SolGold plc UK Company No. 5449516 ARBN 117 169 856 Phone: +61 (0) 7 3303 0660 Email: info@solgold.com.au Website: www.solgold.com.au Street address: Level 27, 111 Eagle St, Brisbane, Australia 4000 Postal address: GPO Box 5261, Brisbane QLD 4000 Registered office: 201 Bishopsgate London EC2M3AB Phone: +44 20 7861 9000

SolGold

Queensland Projects (Australia) (continued)

Prospect	Cut-Off (Au.Eq)	Resource Category	M.Tonnes	Au (g/t)	Ag (g/t)	Ounces (Au)	Ounces (Ag)	Ounces (Au.Eq)
Kauffman's	0.5	Indicated	1.58	0.79	10.30	40,304	522,074	50,729
		Inferred	3.49	0.74	8.90	83,060	999,278	103,092
Crunchie	1.5	Indicated	2.40	0.46	42.40	35,833	3,310,000	102,100
		Inferred	3.20	0.49	39.80	49,797	4,040,000	130,676
Cracklin' Rosie	0.5	Inferred	0.43	0.59	5.60	8,023	76,145	9,544
Porcupine	0.5	Inferred	0.57	0.50	7.50	9,202	137,085	11,941
Brother	0.5	Inferred	0.57	0.60	1.10	11,021	20,490	11,434
Total (All Prospects)			**12.24**	**0.63**	**23.18**	**237,240**	**9,105,072**	**419,516**

Mount Perry Project (EPM 25245)

Project Overview

Location: 130 km northwest of Gympie, Queensland, Australia
Ownership: 100%
Subsidiary: Acapulco Mining Pty Ltd.
Tenement Area: 64 granted sub-blocks (circa 205km^2)
Primary Targets: High grade, lode gold deposits and possible gold porphyry deposits

The Mount Perry mineral field is located approximately 100 km southwest of Bundaberg (Queensland, Australia) and comprises epithermal to mesothermal veins that cluster around mineralized porphyry intrusions and associated breccia bodies. The project is located approximately 25km northwest of Evolution Mining's 2Moz Mt Rawdon breccia-hosted epithermal gold deposit.

Assays were received for two RC water bores (NMN016, NMN017, total 59m) and two diamond holes (NMN018, NMN019, total 567.4 m). Drilling identified mineralization consistent with and indicative of a porphyry system, however, assay results were disappointing and lacked gold within the system core assemblage (best intercept 76m @ 0.09% Cu, 0.97 g/t Ag from 110m, NMN018).

A comprehensive assessment of the project has identified the Upper Chinaman's Creek prospects as the highest priority high-grade opportunity. Work in the upcoming reporting period will include 3DEM inversion modelling and potentially a 3D IP survey (3.7 x 1.5km) that will help define key mineralized structures and allow prioritization of drill hole targets.

Normanby Project (EPM 19410)

Project Overview

Location: 120 km northwest of Mackay, Queensland, Australia
Ownership: 100%
Subsidiary: Acapulco Mining Pty Ltd.
Tenement Area: 60 granted sub-blocks (circa 192 km^2)
Primary Targets: Intrusion-related epithermal gold veins and potential porphyry Cu-Au deposits

The Normanby Goldfield comprises over 300 historic pits and shafts located within 14 prospects along an 8km structural zone. Gold-bearing quartz veins are hosted almost exclusively in the Shannon Vale Gabbro within a complex left-lateral dilation zone.

31 | Page

SolGold plc UK Company No. 5449516 ARBN 117 169 856 Phone: +61 (0) 7 3303 0660 Email: info@solgold.com.au Website: www.solgold.com.au
Street address: Level 27, 111 Eagle St, Brisbane, Australia 4000 Postal address: GPO Box 5261, Brisbane QLD 4000
Registered office: 201 Bishopsgate London EC2M3AB Phone: +44 20 7861 9000

SolGold

Queensland Projects (Australia) (continued)

Work completed during the reporting period included completion of a tenement-wide photo-structural interpretation that resulted in review and prioritization of key higher-grade targets. The Mt Flat Top prospect potentially sits at the transition between the epithermal and porphyry Cu-Au environment and represents the best opportunity to define a bulk tonnage within the goldfield. Mineralization at Mt Flat Top has been identified over a strike length of at least 500m and comprises 10-20m wide silica-pyrite zones hosted within a broader <80m-wide sericite-pyrite alteration envelope. A 3D IP survey has been planned to define the mineralized corridor and to assess the potential for bulk-tonnage, porphyry-type targets at depth.

Westwood Project (EPM 18760)

Project Overview

Location:	45 km west-southwest of Rockhampton, Queensland, Australia
Ownership:	100%
Subsidiary:	Central Minerals Pty Ltd.
Tenement Area:	16 granted sub-blocks (circa 45km^2)
Primary Targets:	Ultramafic layered intrusion Pd-Au-Cu-Pt deposits

Palladium-Gold-Copper ± Platinum mineralization at the Westwood project is associated with the Late Permian – Early Jurassic aged Bucknall mafic-ultramafic layered gabbro intrusive complex.

The Group's exploration has included stream sediment, soil and rock chip sampling and RC / Diamond drilling. Metal anomalism is focused in the southeast part of the gabbro and is defined by a 2km strike of sporadic soil anomalism (+125ppb Pd, +46ppb Au, +490ppm Cu, +27ppb Pt).

Reverse circulation and diamond drilling in 2018 (WWD001 – WWD004, 713.7m) focused in the far southeast of the complex and identified a number of highly anomalous zones of magmatic sulphide concentration including 44m @ 1g/t combined PGE, 0.11% Cu from 8m (WWD001) and 38m @ 0.27ppm combined PGE, 0.1% Cu from 22m (WWD004). Exploration during the reporting period (WWD005 – WWD012, 617.1m, including 373.1m diamond) targeted lateral extension to known mineralization and untested magnetic and electromagnetic anomalies in the northern limits of the complex. RC pre-collar assays available at time of reporting include 46m @ 0.217 g/t Au, 0.157 g/t Pd, 0.13% Cu from 0m (WWD008) and 28m @ 0.176 g/t Pd from 2m (WWD010). Disseminated sulphide mineralization (up to 5%) was identified in two drill holes adjacent to 2018 intercepts (WWD009, WWD010), however, assay results were not available at time of reporting.

Mt Pring (EPM 27211)

Project Overview

Location:	65 km northwest of Proserpine, Queensland, Australia
Ownership:	100%
Subsidiary:	Central Minerals Pty Ltd.
Tenement Area:	40 granted sub-blocks (circa 120km^2)
Primary Targets:	Magmatic Ni-Cu-PGE sulphide deposits

The Mt Pring Project is located within the east-northeast trending Mt Carlton structural zone, approximately 60km east of Evolution Mining's Mt Carlton high-sulphidation Au-Ag deposit. The project hosts several, poorly-explored ultramafic intrusive complexes that historically have never been assayed for gold or platinum group elements. Historical exploration is limited to Ni-Cu stream sediment sampling by WMC in the late 1970's and limited Ni-Cu soil sampling in the late 1980's. Soil sampling at Mt Pring defined a 700 x 350m, +1,000ppm Ni anomaly that has not been followed up with more advanced exploration.

Exploration within the first reporting period will include tenement-wide photo-structural interpretation, stream sediment sampling followed by mapping and soil sampling of identified targets.

32 | Page

SolGold plc UK Company No. 5449516 ARBN 117 169 856 Phone: +61 (0) 7 3303 0660 Email: info@solgold.com.au Website: www.solgold.com.au
Street address: Level 27, 111 Eagle St, Brisbane, Australia 4000 Postal address: GPO Box 5261, Brisbane QLD 4000
Registered office: 201 Bishopsgate London EC2M3AB Phone: +44 20 7861 9000

SolGold

Queensland Projects (Australia) (continued)

Cracow West Project (EPM 18032)

Project Overview

Location:	260 km west-northwest of Gympie, Queensland, Australia
Ownership:	100%
Subsidiary:	Central Minerals Pty Ltd.
Tenement Area:	12 granted sub-blocks (circa 38km^2)
Primary Targets:	Low-sulphidation epithermal Au-Ag deposits

Gold mineralization at the Cracow mine is associated with Permian-aged, low-sulphidation, epithermal quartz veins which have been emplaced along northwest and north-northwest trending fault zones. The Company's initial exploration concept was to explore for a similar deposit to Cracow gold mine, but a recent review of the regional geology suggests that the anomalism seen at Cracow West may be associated with a later phase of Triassic intrusions, suggesting a later mineralization event.

The Company's exploration at Cracow West has included stream sediment, soil and rock chip sampling. This has identified three significant prospects: Dawson Park, Kambrook and Theodore Bends. A sub-audio magnetotellurics survey was completed over the Kambrook and Dawson Park prospect which identified a potential buried target at the Dawson Park prospect, which coincides with a distinct soil tellurium anomaly at surface.

EPM 18032 was renewed for a further 3 years (to 10th December 2020) and future work will include a re-interpretation of the geophysical and structural dataset with specific focus on identifying high-priority targets within the Dawson park, Kambrook and Theodore Bends prospects.

33 | Page

SolGold plc UK Company No. 5449516 ARBN 117 169 856 Phone: +61 (0) 7 3303 0660 Email: info@solgold.com.au Website: www.solgold.com.au
Street address: Level 27, 111 Eagle St, Brisbane, Australia 4000 Postal address: GPO Box 5261, Brisbane QLD 4000
Registered office: 201 Bishopsgate London EC2M3AB Phone: +44 20 7861 9000

Solomon Islands Projects The Kuma tenement in the Solomon Islands (South West Pacific) is considered by SolGold to be highly prospective for porphyry copper gold and epithermal gold deposits. Kuma Project Location: Ownership: Tenement Area: Primary Targets: 37km South-east of Honiara on the island of Guadalcanal SolGold holds 100% ownership 43 km2 Copper-gold porphyry The Kuma project lies just to the south-west of a series of major NW-SE-trending arcparallel faults, associated with numerous Cu and Au anomalies in streams and soils. The project area overlies a 3.5-kilometre wide, annular, caldera-like topographic feature. Annular and nested topographic anomalies in the region suggest the presence of extensive batholiths of the Koloula Diorite beneath the volcanic cover of the Suta Volcanics. The prospect geology is dominated by a 4km by 1km lithocap. This extensive zone of argillic and advanced argillic alteration is caused by hydrothermal fluids that emanate from the top of porphyry copper-gold mineralising systems, and thus provides a buried porphyry copper-gold target. The geochemically anomalous portion of the Kuma lithocap (north-west end) lies within the annular topographic anomaly. Kuma has a spectacular oxidised float boulder trail along the Kuma River and was traced to Alemba and Kolovelo creeks which lead to discovery of broad hydrothermal alteration zones and lithocap. Previous exploration completed at Kuma under the Guadalcanal Joint Venture between SolGold and Newmont included extensive geochemical sampling (BLEG, rock chip and channel samples), geological mapping, a magnetic survey and an electromagnetic survey. Geochemical results define a central zone of manganese depletion (Mn < 200 ppm) inferred to indicate the destruction of mafic minerals by hydrothermal alteration. Zinc > 75 ppm forms an annulus to this zone, and Molybdenum > 4 ppm lies along the margins of the manganese low indicating potential for porphyry CuAu mineralisation at depth. TerraSpec spectral analysis of sieved coarse fraction soil samples covering the Kuma lithocap in integration with known geology in the prospect area has highlighted a primary porphyry target centre in the northern portion of the lithocap that SolGold plans to drill test upon granting of tenure. Geological reconnaissance surveys and mapping was conducted at Kuma in June. Activities focused on the Kuma and Alimuno Rivers where large red boulders were discovered in the 1990s. Low temperature quartz veins with comb textures were observed in outcrop. Surface alteration, geochemistry, and Terraspec results have been encouraging. Further work is planned to test the high sulfidation Kuma prospect that focuses on the upper part of Kuma ridges and a drilling program is planned for 2019. Mbetilonga Project SolGold surrendered the Mbetilonga lease in December 2018. 34 | P a g e SolGold plc UK Company No. 5449516 ARBN 117 169 856 Phone: +61 (0) 7 3303 0660 Email: info@solgold.com.au Website: www.solgold.com.au Street address: Level 27, 111 Eagle St, Brisbane, Australia 4000 Postal address: GPO Box 5261, Brisbane QLD 4000 Registered office: 201 Bishopsgate London EC2M3AB Phone: +44 20 7861 9000

Additional Disclosure for Issuers without Significant Revenue

The following table sets out a breakdown of all material components of certain costs to the Company for the financial years ended 30 June 2019 and 2018.

Mineral Properties – Exploration and Evaluation

The following table sets out the total deferred exploration costs recorded by the Company for the Cascabel project, the Ecuador regional exploration projects, Queensland projects and the Solomon projects for the financial years ended 30 June 2019 and 2018.

	Cascabel project		Ecuador Regional Exploration projects		Queensland projects		Solomon projects		Total	
Exploration Expenditures	**Jun'19 (US$'000)**	**Jun'18 (US$'000)**	**Jun'19 (US$'000)**	**Jun'18 (US$'000)**	**Jun'19 (US$'000)**	**Jun'18 (US$'000)**	**Jun'19 (US$'000)**	**Jun'18 (US$'000)**	**Jun'19 (US$'000)**	**Jun'18 (US$'000)**
Balance, beginning of period	83,499	34,284	12,490	2,080	9,788	9,546	-	-	105,777	45,910
License fee	98	100	3,163	4,197	47	29	-	-	3,308	4,326
Assays and geochemistry	1,683	844	196	349	32	16	3	-	1,914	1,209
Camp costs	3,165	3,654	5	1,626	7	-	-	-	3,177	5,280
Drilling	37,188	33,381	1,115	-	30	165	-	-	38,333	33,546
Geophysics	23	735	37	138	-	122	-	-	60	995
Community	5,200	3,579	1,241	525	-	-	-	-	6,441	4,104
Salaries and labour	6,194	6,132	4,940	3,375	51	225	51	-	11,236	9,732
Environment	983	667	282	283	-	-	-	-	1,265	950
PEA	1,071	-	-	-	-	-	-	-	1,071	-
Other	4,186	303	1,955	199	47	38	1	-	6,189	540
Total exploration expenditures	**143,290**	**83,679**	**25,424**	**12,772**	**10,002**	**10,141**	**55**	-	**178,771**	**106,592**
Mineral properties abandoned	-	-	(209)	(283)	(19)	-	-	-	(228)	(283)
Foreign exchange adjustment	(660)	(180)	(323	1	(378)	(353)	-	-	(1,061)	(532)
Balance, end of period	**142,630**	**83,499**	**25,192**	**12,490**	**9,605**	**9,788**	**55**	-	**177,482**	**105,777**

35 | Page

SolGold plc UK Company No. 5449516 ARBN 117 169 856 Phone: +61 (0) 7 3303 0660 Email: info@solgold.com.au Website: www.solgold.com.au
Street address: Level 27, 111 Eagle St, Brisbane, Australia 4000 Postal address: GPO Box 5261, Brisbane QLD 4000
Registered office: 201 Bishopsgate London EC2M3AB Phone: +44 20 7861 9000

EXPLORATION OUTLOOK The focus of the Group during the financial year ending 30 June 2020 will be to continue exploration on its Cascabel project in Ecuador and continue carrying out reconnaissance field mapping and rock chip sampling programs as well as evaluating several mineralised outcropping targets over the 72 new tenements granted to SolGold’ s four Ecuadorian subsidiaries. Cascabel Project (Ecuador) Cascabel project has commenced a Pre-Feasibility Study and will be focused on activities to support this study including extensive geotechnical, hydrological, hydrogeological, metallurgical and petrophysical work. Cascabel is expanding its drilling fleet to expedite the PFS studies. A total of 15 drill rigs are expected to be active on the project by September 2019. Along with the PFS studies, drilling is focussed on continued resource extension and infill drilling along the Alpala trend. A third Mineral Resource Estimate (MRE#3) for the Alpala Deposit is planned for the second half of 2019 to include an (current) additional 68,354m of assayed drilling completed since the release of MRE#2, that will add large additional tonnage to the Indicated category. This MRE#3 will form the basis of the Pre-Feasibility Study. Resource extension drilling at Alpala Deposit continues targeting extensions to high-grade outliers peripheral to the main deposit. Ongoing growth to the existing mineralised system and targeted increases to the resource base at Alpala continues at Alpala Northwest, Trivinio, Alpala North, and Alpala Southeast. Greater geological and structural understanding is identifying targets adjacent to main orebody, with drilling now targeting mineralisation at the newly identified Alpala Southwest area. Ecuador Regional Exploration Projects The primary focus of exploration in the coming 12 months is advancing all priority projects to the next phase of exploration. Having completed the initial exploration on most of the priority projects, drill targets are now delineated and ready for drill testing. Remote camps are being built to facilitate future drilling programs and Environmental and Social teams have submitted requirements for drill permitting on the priority projects. Queensland Projects (Australia) Rannes Project (EPM 25300) Targets will be ranked and prioritized ahead of drill-testing in the 2019/2020 reporting period. Mount Perry Project (EPM 25245) A comprehensive assessment of the project has identified the Upper Chinaman’s Creek prospects as the highest priority high-grade opportunity. Work in the upcoming reporting period will include 3DEM inversion modelling and potentially a 3D IP survey (3.7 x 1.5km) that will help define key mineralized structures and allow prioritization of drillhole targets. Normanby Project (EPM 19410) A 3D IP survey has been planned to define the mineralized corridor and to assess the potential for bulk-tonnage, porphyry-type targets at depth. Westwood Project (EPM 18760) Outstanding assays from the recent drilling program will be received in coming weeks. These will form the basis for ongoing work. Mt Pring (EPM 27211) Exploration within the first reporting period will include tenement-wide photo-structural interpretation, stream sediment sampling followed by mapping and soil sampling of identified targets. Cracow West (EPM 18032) was renewed for a further 3 years (to 10 December 2020) and future work will include a re-interpretation of the geophysical and structural dataset with specific focus on identifying high-priority targets within the Dawson park, Kambrook and Theodore Bends prospects. 36 | P a g e SolGold plc UK Company No. 5449516 ARBN 117 169 856 Phone: +61 (0) 7 3303 0660 Email: info@solgold.com.au Website: www.solgold.com.au Street address: Level 27, 111 Eagle St, Brisbane, Australia 4000 Postal address: GPO Box 5261, Brisbane QLD 4000 Registered office: 201 Bishopsgate London EC2M3AB Phone: +44 20 7861 9000

SolGold

EXPLORATION OUTLOOK (continued)

Solomon Islands project

Kuma Project Geological reconnaissance surveys and detailed mapping will continue in the Kuma project. A drilling program of three holes totalling 2,500 metres proposed previously to test the presence of a porphyry system is considered the priority in the development of the Kuma project. It is anticipated that this program would be completed in the next 12 months.

Additional Disclosure for Issuers without Significant Revenue

The table below sets out a summary of the completed activities and expenditures as at and for the financial year ended 30 June 2019. The table below also sets out the Company's plans for its projects and the planned expenditures for each of its projects. The table below includes forward-looking information and readers are encouraged to refer to "*Forward Looking Statements*":

Property	Summary of Completed Activities (1 July 2018 – 30 June 2019)	Expenditures (Year ended 30 June 2019 US$	Plans for the Property[1]	Planned Expenditures[1] US$
Cascabel project	• 91,255m drilled • Release of maiden Mineral Resource Estimate ("MRE") • Release of PEA • Land acquisitions • Community initiatives	US$59.79 million	Financial year ending 30 June 2020: • Drilling untested targets at Cascabel • MRE Update no.3 • Land acquisitions • Completion of pre-feasibility study • Geotechnical, hydrogeological and sterilization drill testing	US$66 million
Ecuador Regional Exploration projects	• Exploration reconnaissance including mapping, soils and rock chips • Identification of 12 priority targets • Community engagement	US$12.93 million	Financial year ending 30 June 2020: • Continued exploration reconnaissance • Scout drilling on priority targets • Further target generation • Community initiatives	US$24 million
Queensland projects	• Drilling at Normanby and Rannes projects • VTEM airborne survey	US$0.21 million	Financial year ending 30 June 2020: • Drill testing of prioritised targets. • 3DEM inversion modelling • 3D IP survey • Data review	US$2 million
Solomon Island projects	• Concession for Kuma granted • Geological reconnaissance surveys and mapping	US$55k	Financial year ending 30 June 2020: • Land access and negotiations • Exploration reconnaissance	US$1 million

Notes:

(1) This information is considered forward-looking information. See "*Forward-Looking Statements*".

37 | Page

SolGold plc UK Company No. 5449516 ARBN 117 169 856 Phone: +61 (0) 7 3303 0660 Email: info@solgold.com.au Website: www.solgold.com.au
Street address: Level 27, 111 Eagle St, Brisbane, Australia 4000 Postal address: GPO Box 5261, Brisbane QLD 4000
Registered office: 201 Bishopsgate London EC2M3AB Phone: +44 20 7861 9000

Liquidity and Capital Resources

At 30 June 2019 the Company had cash and cash deposits of US$41,746,200, a decrease of US$18,829,304 from US$60,575,504 as at 30 June 2018.

Cash expenditure (before financing activities) for the year ended 30 June 2019 was US$88.2 million (2018: US$67.6 million). During the financial year ended 30 June 2019, cash of US$69,104,952 (2018: US$60,747,856) was received from the issue of shares via private placements and the exercise of share options. Accordingly, the net cash outflow of the Company for the year ended 30 June 2019 was US$19,237,376 (2018: outflow of US$9,027,849).

Cash of US$73,526,926 (2018: US$55,958,470) was invested by the Company on exploration expenditure during the financial year ended 30 June 2019.

Liquidity Outlook

	For the period ending	
	30 June 2019 US$	30 June 2018 US$
Cash and cash equivalents	41,746,200	60,575,504
Other receivables and prepayments	2,891,326	3,131,509
Trade and other payables	(6,514,591)	(6,983,742)
Net working capital	**38,122,935**	**56,723,271**

SolGold funds its current exploration and corporate costs through existing cash and cash equivalents. The Company has no capital commitments but has certain obligations to expend minimum amounts on exploration in tenement areas. As outlined in the Company's annual financial statements (Note 21), these commitments amount to US$6,615,855 over the next 12 months and US$12,990,623 over the next 13 months to 5 year period. Based on the Company's net working capital position outlined above, it will have sufficient funds to meet these commitments and manage its current portfolio of projects.

Due to the nature of the Company's operations, the Company has no history of revenues from its operating activities and the Company has financed its activities by raising capital through equity issuances or debt. Given the nature of the Company's current activities, it will remain dependent on equity and/ or debt funding in the future until such time as the Company becomes self-financing from the commercial production of mineral resources.

Outstanding Share Data

The Company was authorised to issue 3,368,228,400 ordinary shares at 30 June 2019 of which 1,846,321,033 were outstanding at 30 June 2019 and 1,846,321,033 at the date of the report, 15 August 2019. At 30 June 2019, the Company had outstanding options to purchase an aggregate of 160,262,000 ordinary shares under its Employee Share Option Plan ("ESOP") with exercise prices ranging from £0.40 to £0.60 per share and expiry dates ranging from 4 July 2020 to 20 December 2021.

38 | Page

SolGold plc UK Company No. 5449516 ARBN 117 169 856 Phone: +61 (0) 7 3303 0660 Email: info@solgold.com.au Website: www.solgold.com.au
Street address: Level 27, 111 Eagle St, Brisbane, Australia 4000 Postal address: GPO Box 5261, Brisbane QLD 4000
Registered office: 201 Bishopsgate London EC2M3AB Phone: +44 20 7861 9000

COMMITMENTS AND CONTINGENCIES

Commitments

The Company has certain obligations to expend minimum amounts on exploration in tenement areas. These obligations may be varied from time to time and are expected to be fulfilled in the normal course of operations of the Company.

The combined commitments of the Company related to its granted tenement interests are as follows:

Location	Up to 12 Months US$	13 Months to 5 Years US$	Later than 5 Years US$
Ecuador	3,248,160	6,496,320	-
Solomon Islands	3,141,333	6,282,667	-
Queensland	226,362	211,636	-
	6,615,855	12,990,623	-

To keep tenements in good standing, work programs should meet certain minimum expenditure requirements. If the minimum expenditure requirements are not met, the Company has the option to negotiate new terms or relinquish the tenements. The Company also has the ability to meet expenditure requirements by joint venture or farm in agreements.

Contingencies

A 2% net smelter royalty is payable to Santa Barbara Resources Limited, who were the previous owners of the Cascabel tenements. These royalties can be bought out by paying a total of US$4 million. Fifty percent (50%) of the royalty can be purchased for US$1 million 90 days following the completion of a feasibility study and the remaining 50% of the royalty can be purchased for US$3 million 90 days following a production decision. Given that the project is still in early stages and there is uncertainty surrounding timing of cashflows, the Group has determined that it cannot recognise a liability since the amount of the present obligation cannot be reliably measured. This is therefore considered to be a contingent liability

SolGold elected to undertake the Optional Subscription under the terms of the Term Sheet ("Term Sheet") signed between SolGold plc and Cornerstone Capital Resources Inc. ("CGP"), CGP's subsidiary Cornerstone Ecuador S.A. ("CESA"), and Exploraciones Novomining S.A. ("ENSA"), and holds an aggregate registered and beneficial equity position in ENSA of 85% under the terms of the Term Sheet. CGP and CESA elected to obtain the benefit of the Financing Option whereby SolGold will solely fund all operations and activities of ENSA until the completion of a Feasibility Study, including CESA's contribution as the registered and beneficial holder of an aggregate equity position in ENSA of 15%. After completion and delivery of the Feasibility Study, SolGold and CESA shall jointly fund the operations and activities of ENSA based on their respective equity positions in ENSA's on a proportionate basis. Furthermore, the Term Sheet allows for SolGold to be fully repaid for the financing provided, including interest at LIBOR plus 2% for the expenditure incurred by SolGold from the time CGP and CESA elected the Financing Option and the completion of the First Phase Drill Program ("FPDP"). SolGold is to be repaid out of 90% of CESA's distribution of earnings or dividends from ENSA or the Cascabel Tenement to which CESA would otherwise be entitled. If CESA does not elect to contribute and its equity stake in ENSA is diluted to below 10%, its equity stake in ENSA will be converted to a 0.5% interest in the Net Smelter Return and SolGold may acquire this interest for US$3.5 million at any time. At 30 June 2019, Cornerstone's equity interest in ENSA had not been diluted below 10%

The amount receivable from CESA at 30 June 2019 was US$23,516,425 (2018: US$12,951,215). As there is uncertainty as to whether ENSA will be able to distribute earnings or dividends, a provision for impairment has been recognised on the entire amount receivable from CESA.

There are no other contingent assets and liabilities at 30 June 2019 (2018: nil).

39 | Page

SolGold plc UK Company No. 5449516 ARBN 117 169 856 Phone: +61 (0) 7 3303 0660 Email: info@solgold.com.au Website: www.solgold.com.au
Street address: Level 27, 111 Eagle St, Brisbane, Australia 4000 Postal address: GPO Box 5261, Brisbane QLD 4000
Registered office: 201 Bishopsgate London EC2M3AB Phone: +44 20 7861 9000

TRANSACTIONS WITH RELATED PARTIES Transactions with related parties are disclosed in Note 22 to the 30 June 2019 audited consolidated financial statements. Transactions between related parties are on normal commercial terms and conditions no more favourable than those available to other parties unless otherwise stated. The figures noted below are for the financial year ended 30 June 2019 with comparative figures for the year ended 30 June 2018. The Company had a commercial agreement with Samuel Capital Pty Ltd (“Samuel”) for the engagement of Nicholas Mather as director of the Company. For the year ended 30 June 2019 US$539,422 was paid or payable to Samuel (2018: US$296,120). These amounts are included in Note 5 (Remuneration of Key Management Personnel). The total amount outstanding at year end is US$925 (2018: US$12,388). The Company has a long-standing commercial arrangement with DGR Global Ltd, an entity associated with Nicholas Mather (Director) and Brian Moller (Director), for the provision of various services, whereby DGR Global Ltd provides resources and services including the provision of its administration and exploration staff, its premises (for the purposes of conducting the Company’s business operations), use of existing office furniture, equipment and certain stationery, together with general telephone, reception and other office facilities (‘‘Services’’). In consideration for the provision of the Services, the Company shall reimburse DGR Global for any expenses incurred by it in providing the Services. DGR Global Ltd shall also invoice the Company from time to time for the provision of in-house legal counsel services. DGR Global Ltd was paid US$255,700 (2018: US$266,508) for the provision of administration, management and office facilities to the Company during the year. The total amount outstanding at year end was US$15,788 (2018: US$70,213). Mr Brian Moller (a Director), is a partner in the Australian firm HopgoodGanim lawyers. For the year ended 30 June 2019, HopgoodGanim were paid US$201,306 (2018: US$163,204) for the provision of legal services to the Company. The services were based on normal commercial terms and conditions. The total amount outstanding at year end was US$nil (2018: US$nil). Mr James Clare (a Director), is a partner in the Canadian firm Bennett Jones lawyers. For the year ended 30 June 2019, Bennett Jones were paid US$152,559 (2018: US$418,996) for the provision of legal services to the Company. The services were based on normal commercial terms and conditions. The total amount outstanding at year end was US$nil (2018: US$nil). On 2 July 2018 and 13 June 2019, The Mather Foundation Limited, a Philanthropic Auxiliary Foundation Trust Fund of which Nicholas Mather is a Director, sold 850,000 and 400,000 shares in SolGold. 40 | P a g e SolGold plc UK Company No. 5449516 ARBN 117 169 856 Phone: +61 (0) 7 3303 0660 Email: info@solgold.com.au Website: www.solgold.com.au Street address: Level 27, 111 Eagle St, Brisbane, Australia 4000 Postal address: GPO Box 5261, Brisbane QLD 4000 Registered office: 201 Bishopsgate London EC2M3AB Phone: +44 20 7861 9000

Transactions with Related Parties (continued)

The key management personnel of the Company are the directors and officers of the Company. Compensation awarded to key management relating to consulting fees and share-based payments for the years ended June 30, 2019 and 2018 are as follows:

	Basic Annual Salary US$	Bonus US$	Other Benefits[1] US$	Pensions US$	Total Remuneration US$
2019					
Directors					
Nicholas Mather	425,386	114,036	2,875,779	-	3,415,201
Brian Moller	78,015	-	540,182	-	618,197
Robert Weinberg	49,671	-	332,299	-	381,970
John Bovard[2]	24,945	-	168,492	-	193,437
Craig Jones	49,678	-	332,299	-	381,977
James Clare	49,678	-	573,327	-	623,005
Jason Ward[3]	260,125	205,264	1,421,592	-	1,886,981
Liam Twigger[4]	1,914	-	-	-	1,914
Anna Legge[3]	113,546	70,919	809,947	3,022	997,434
Other Key Management Personnel[5]	617,434	324,774	3,447,823	31,484	4,421,515
Total paid to Key Management Personnel	**1,670,392**	**714,993**	**10,501,740**	**34,506**	**12,921,631**
Other staff and contractors	14,313,747	73,685	13,381,418	7,368	27,776,218
Total	**15,984,139**	**788,678**	**23,883,158**	**41,874**	**40,697,849**

[1] Other Benefits represents the fair value of the share options granted during the year based on the Black-Scholes model considering the effects of the vesting conditions.

[2]. John Bovard retired as a Director effective 20 December 2018.

[3]. Jason Ward and Anna Legge were appointed as Executive Directors effective 17 June 2019. Basic Annual Salary includes total remuneration paid for the year including payments prior to Director appointment.

[4]. Liam Twigger was appointed as Non-Executive Director effective 17 June 2019.

[5] Other Key Management Personnel consist of the aggregated remuneration of Karl Schlobohm (Company Secretary), Priy Jayasuriya (Chief Financial Officer), Benn Whistler (Technical Geologist), Chris Connell (Regional Exploration Manager), and Eduardo Valenzuela (Study Manager).

	Basic Annual Salary US$	Bonus US$	Other Benefits1 US$	Pensions US$	Total Remuneration US$
2018					
Directors					
Nicholas Mather[2]	307,480	-	3,408,053	-	3,715,533
Brian Moller[2]	84,557	-	486,865	-	571,422
Robert Weinberg	53,809	-	292,119	-	345,928
John Bovard	53,809	-	292,119	-	345,928
Craig Jones	53,809	-	292,119	-	345,928
James Clare	8,968	-	-	-	8,968
Other Key Management Personnel[3]	853,021	-	2,607,950	38,193	3,499,164
Total paid to Key Management Personnel	**1,415,453**	-	**7,379,225**	**38,193**	**8,832,871**
Other staff and contractors	10,038,732	-	745,080	2,191	10,786,003
Total	**11,454,185**	-	**8,124,305**	**40,384**	**19,618,874**

[1] Other Benefits represents the fair value of the share options granted during the year based on the Black-Scholes model considering the effects of the vesting conditions.

[2]. During the year Mr Mather and Mr Moller exercised a total of 2,600,000 options granted under the employee share option plan (2017: nil). The nominal gain on the date of exercise of the share options was US$573,150.

[3] Other Key Management Personnel consist of the aggregated remuneration of Karl Schlobohm (Company Secretary), Priy Jayasuriya (Chief Financial Officer), Jason Ward (Chief Geologist), Benn Whistler (Technical Geologist), Eduardo Valenzuela (Study Manager) and Lazaro Roque-Albelo (Latin Affairs Manager).

41 | Page

SolGold plc UK Company No. 5449516 ARBN 117 169 856 Phone: +61 (0) 7 3303 0660 Email: info@solgold.com.au Website: www.solgold.com.au
Street address: Level 27, 111 Eagle St, Brisbane, Australia 4000 Postal address: GPO Box 5261, Brisbane QLD 4000
Registered office: 201 Bishopsgate London EC2M3AB Phone: +44 20 7861 9000

TRANSACTIONS WITH RELATED PARTIES (CONTINUED) During the year, US$34,506 employer’s social security costs (2018: US$38,193) were paid in respect of remuneration for key management personnel FINANCIAL INSTRUMENTS AND RELATED RISKS The Company’s financial assets and financial liabilities are exposed to various risk factors that may affect the fair value presentation or the amount ultimately received or paid on settlement of its assets and liabilities. A summary of the major financial instrument risks and the Company’s approach to management of these risks are highlighted below and should be read in conjunction with the Company’s audited annual consolidated financial statements and notes accompanying the financial statements for the year ended 30 June 2019. Credit Risk The Company is exposed to credit risk primarily from the financial institutions with which it holds cash and cash deposits. The Company’s cash and cash deposits are held with Australian, Ecuadorian and Solomon Island financial institutions. Management believes that the credit risk concentration with respect to financial instruments included in other receivables and prepayments is manageable. Foreign Currency Risk The Group’s operations are sensitive to currency movements, especially those between the Australian Dollar, US Dollar and British Pound. These movements can have a negative impact on the Group’s earnings. Liquidity Risk The Company has no source of operating cash flow to funds its exploration projects and is dependent on raising funds in capital markets from a variety of eligible private, corporate and fund investors, or from interested third parties (including other exploration and mining companies) which may be interested in earning an interest in the exploration project. The success or otherwise of such capital raisings is dependent upon a variety of factors including general equities and metals market sentiment, macro-economic outlook, project prospectivity, operational risks and other factors from time to time. Other Price Risk The Company is exposed to price risk with respect to commodity and equity prices. Equity price risk is defined as the potential adverse impact on the Company’s earnings due to movements in individual equity prices or general movements in the level of the stock market. Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. The Company monitors commodity prices of gold, copper and other metals, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company. The Company believes that both commodity and equity price movements can have a substantial effect on the market value of the Company’s investments. Interest Rate Risks The Company’s policy is to retain its surplus funds on the most advantageous term of deposit available up to twelve months maximum duration. The Company’s cash and cash deposits may fluctuate in value depending on the market interest rates and time to maturity of the instruments. Debt is initially recognised at fair value. Subsequent to initial recognition these financial liabilities are held at amortised cost using the effective interest rate method. 42 | P a g e SolGold plc UK Company No. 5449516 ARBN 117 169 856 Phone: +61 (0) 7 3303 0660 Email: info@solgold.com.au Website: www.solgold.com.au Street address: Level 27, 111 Eagle St, Brisbane, Australia 4000 Postal address: GPO Box 5261, Brisbane QLD 4000 Registered office: 201 Bishopsgate London EC2M3AB Phone: +44 20 7861 9000

SUBSEQUENT EVENTS On 5 August 2019, tenements wholly within an area of mutual interest extending 5 kms from the boundary of the Cascabel licence which were granted to SolGold's 100% owned subsidiary Carnegie Ridge Resources SA (CRRSA) were transferred to Exploraciones Novomining SA (“ENSA”) in which SolGold has a registered and beneficial 85% interest. The tenements which have been transferred from CRRSA to ENSA are: Blanca 2, Nieves 2 and Rio Mira 2. In 2017, Major Drilling Group International Ecuador (hereinafter “Major”) filed an arbitration claim before the Arbitration Center of the Quito Chamber of Commerce against ENSA for the amount of US$350,000. Major alleged a breach of the drilling contract signed by the parties on 22 September 2016 (hereinafter “Agreement”). On 1 September 2017 ENSA filed a counterclaim against Major for the amount of US$ 360,000 for compensation for damages caused by Major. On 5 August 2019 Major and ENSA agreed to settle their dealings out of court by way of a USD$200,000 payment to Major for outstanding invoices. No additional penalties of payments will be paid by either company in excess of this USD$200,000. The Directors are not aware of any other significant changes in the state of affairs of the Group or events after the reporting date that would have a material impact on the consolidated or Company financial statements. OFF-BALANCE SHEET ARRANGEMENTS At 30 June 2019, the Group had no off-balance sheet arrangements such as guarantee contracts, contingent interest in assets transferred to an entity, derivative instruments obligations or any obligations that trigger financing, liquidity, market or credit risk to the Group. CRITICAL ACCOUNTING ESTIMATES The preparation of financial statements in accordance with IFRS requires management to make judgements, estimates and assumptions about the carrying amounts of assets and liabilities, disclosure of commitments and contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The determination of estimates requires the exercise of judgement based on various assumptions and other factors such as historical experience, current and expected economic conditions. Actual results could differ from these estimates. The significant judgements and estimates used in the preparation of these consolidated annual financial statements that have a significant risk of causing a material adjustment to the carrying amount of assets and liabilities and earnings within the next financial year include: Exploration and evaluation expenditure The Group capitalises expenditure relating to exploration and evaluation where it is considered likely to be recoverable or where the activities have not reached a stage that permits a reasonable assessment of the existence of reserves. The carrying values of exploration and evaluation expenditure were assessed for indicators of impairment based on an estimation of the recoverability from expected future development and production. In forming this assessment, the Group considered the external Mineral Resources Estimate, the status of its permits and internal economic models and financing which supported the carrying value of the project. No triggers of impairment were identified at 30 June 2019. The Directors have carried out an assessment of the carrying values of deferred exploration and evaluation expenditure and any required impairment. 43 | P a g e SolGold plc UK Company No. 5449516 ARBN 117 169 856 Phone: +61 (0) 7 3303 0660 Email: info@solgold.com.au Website: www.solgold.com.au Street address: Level 27, 111 Eagle St, Brisbane, Australia 4000 Postal address: GPO Box 5261, Brisbane QLD 4000 Registered office: 201 Bishopsgate London EC2M3AB Phone: +44 20 7861 9000

CRITICAL ACCOUNTING ESTIMATES (continued) Share based payments Share based payments relate primarily to share options issued by the Company, in relation to employee share benefit schemes. The grant date fair value of such options are calculated using a Black-Scholes model whose input assumptions are derived from market and other internal estimates. The key estimates include volatility rates and the expected life of the options, together with the likelihood of non-market performance conditions being achieved. Functional Currency The functional currency for the Company is the currency of the primary economic environment in which the entity operates. The Company changed its functional currency from the Australian dollar to the US dollar in the current financial year. Determination of functional currency may involve certain judgments to determine the primary economic environment. Expenditure at a company level will continue to be incurred in a number of currencies but given the future activities driven by the release of the PEA in funding a prefeasibility and bankable feasibility Management have judged that USD faithfully represents the currency that impacts the primary economic environment. Management will continue to make this judgement at each reporting period. Net smelter royalty payable A 2% net smelter royalty is payable to Santa Barbara Resources Limited, who were the previous owners of the Cascabel tenements. These royalties can be bought out by paying a total of US$4 million. Fifty percent (50%) of the royalty can be purchased for US$1 million 90 days following the completion of a feasibility study and the remaining 50% of the royalty can be purchased for US$3 million 90 days following a production decision. Significant management judgement is required in determining whether a liability should be recognised in respect of the net smelter royalty payable. Given that the project is still in early stages and there is uncertainty surrounding timing of cashflows, the Group has determined that it cannot recognise a liability since the amount of the present obligation cannot be reliably measured. This is therefore considered to be a contingent liability Company funded loan plan The Company Funded Loan Plan provides interest free loans to employees for employees to be able to exercise share options. Loan to employees are recorded at fair value on initial recognition. Key judgement is required in determining the fair value of the loans at inception based on market interest rates and timing of cash flows. Furthermore, judgement is required to ascertain the likelihood of any expected credit losses on the loans provided under the Company Funded Loan Plan. 44 | P a g e SolGold plc UK Company No. 5449516 ARBN 117 169 856 Phone: +61 (0) 7 3303 0660 Email: info@solgold.com.au Website: www.solgold.com.au Street address: Level 27, 111 Eagle St, Brisbane, Australia 4000 Postal address: GPO Box 5261, Brisbane QLD 4000 Registered office: 201 Bishopsgate London EC2M3AB Phone: +44 20 7861 9000

CHANGES IN IFRS ACCOUNTING POLICIES AND FUTURE ACCOUNTING PRONOUNCEMENTS New standards and amendments in the year New standards impacting the Group that have been adopted in the financial statements for the 12 months ended 30 June 2019, and which have given rise to changes in the Group’s accounting policies are: • IFRS 9 Financial Instruments Details of the impact that this standard had is detailed below. Other new and amended standards and interpretations issued by the IASB do not impact the Group as they are either not relevant to the Group’s activities or require accounting which is consistent with the Group’s current accounting policies. IFRS 9 Financial instruments IFRS 9 Financial Instruments has replaced IAS 39 Financial Instruments: Recognition and Measurement. The new standard brings together all three aspects of the accounting for financial instruments; classification and measurement; impairment; and hedge accounting. The Group has applied IFRS 9 retrospectively, with the initial application date of 1 July 2018, but availing the transition option not to restate comparative information. IFRS 9 considerations Classification and measurement Upon adopting IFRS 9 the Group’s ‘Investment in available for sale securities’ have been designated as financial assets recognised at fair value through OCI. The group have made an irrevocable election to classify this investment as a financial asset held at fair value through other comprehensive income. Impairment The adoption of IFRS 9 has changed the Group’s accounting for impairment losses for financial assets by replacing IAS 39’s incurred loss approach with a forward-looking expected credit loss approach. IFRS 9 requires the Group to measure and recognise expected credit losses on all applicable financial assets. New standards and interpretations not yet adopted The Group has elected not to early adopt the following revised and amended standards, which are not yet mandatory. The list below includes only standards and interpretations that could have an impact on the Consolidated Financial Statements of the Group. Other new and amended standards and Interpretations issued by the IASB that will apply for the first time in the next annual financial statements are not expected to impact the Group as they are either not relevant to the Group’s activities or require accounting which is consistent with the Group’s current accounting policies. IFRS 16 Leases The new standard was issued in January 2016 replacing the previous leases standard, IAS 17 Leases, and related Interpretations. IFRS 16 establishes the principles for the recognition, measurement, presentation and disclosure of leases for the customer (‘lessee’) and the supplier (‘lessor’). IFRS 16 eliminates the classification of leases as either operating or finance as is required by IAS 17 and, instead, introduces a single lessee accounting model requiring a lessee to recognise assets and liabilities for all leases unless the underlying asset has a low value or the lease term is twelve months or less. This new standard applies to annual reporting periods beginning on or after 1 January 2019. 45 | P a g e SolGold plc UK Company No. 5449516 ARBN 117 169 856 Phone: +61 (0) 7 3303 0660 Email: info@solgold.com.au Website: www.solgold.com.au Street address: Level 27, 111 Eagle St, Brisbane, Australia 4000 Postal address: GPO Box 5261, Brisbane QLD 4000 Registered office: 201 Bishopsgate London EC2M3AB Phone: +44 20 7861 9000 Effective period commencing on or after IFRS 16 Leases 1 January 2019

RISKS AND UNCERTAINTIES Funding Risks The Group’s ability to effectively implement its business strategy over time may depend in part on its ability to raise additional funds and/or its ability to generate revenue from its projects. The need for and amount of any additional funds required is currently unknown and will depend on numerous factors related to the Group’s current and future activities. If required, the Group would seek additional funds, through equity, debt or joint venture financing. There can be no assurance that any such equity, debt or joint venture financing will be available to the Group in a timely manner, on favourable terms, or at all. Any additional equity financing will dilute current shareholdings, and debt financing, if available, and may involve restrictions on further financing and operating activities. If adequate funds are not available on acceptable terms, the Group may not be able to take advantage of opportunities or otherwise respond to competitive pressures, as well as possibly resulting in the delay or indefinite postponement of the Group’s activities. General Exploration and Extraction Risks There is no certainty that the Group will identify commercially mineable reserves in the Tenements. The exploration for, and development of, mineral deposits involves significant uncertainties and the Group’s operations will be subject to all of the hazards and risks normally encountered in such activities, particularly given the terrain and nature of the activities being undertaken. Although precautions to minimise risks will be taken, even a combination of careful evaluation, experience and knowledge may not eliminate all of the hazards and risks. The targets identified by the Group’s personnel and consultants, are based on current experience and modelling and all available data. There is no guarantee that surface sample grades of any metal or mineral taken in the past will persist below the surface of the ground. Furthermore, there can be no guarantee that the estimates of quantities and grades of gold and minerals disclosed will be available for extraction and sale. Reserve and resource estimates are expressions of judgement based on knowledge, experience and industry practice. Estimates which were valid when originally calculated may alter significantly when new information or techniques become available. In addition, by their very nature, resource estimates are imprecise and depend to some extent on interpretations, which may prove to be inaccurate. Title Risk SolGold’s tenements and interest in tenements are subject to the various conditions, obligations and regulations which apply in the relevant jurisdictions including Ecuador in South America, Queensland, Australia and the Solomon Islands. If applications for title or renewal are required this can be at the discretion of the relevant government minister or officials. If approval is refused, SolGold will suffer a loss of the opportunity to undertake further exploration, or development, of the tenement. SolGold currently knows of no reason to believe that current applications will not be approved, granted or renewed. Some of the properties may be subject to prior unregistered agreements or transfers or native or indigenous peoples’ land claims and title may be affected by undetected defects or governmental actions. No assurance can be given that title defects do not exist. If a title defect does exist, it is possible that SolGold may lose all or a portion of the property to which the title defects relates. Permitting Risk in Ecuador As with all jurisdictions in which SolGold operates, a particular permitting regime exists in Ecuador with which SolGold must comply. Before commencing any exploration activity, SolGold may be required to negotiate access and compensation arrangements with any interested land access groups and relevant authorities in Ecuador. SolGold has engaged experienced advisors and consultants to assist with negotiations, however, there is no guarantee that all necessary access and compensation arrangements will be entered in a timely manner, on favourable terms, without onerous conditions or at all. Similarly, no guarantees can be made as to timeframes within which negotiations may be finalised or the reasonableness of third parties. Failure to obtain all necessary permits, licenses and access and compensations arrangements may have a material adverse effect on SolGold. 46 | P a g e SolGold plc UK Company No. 5449516 ARBN 117 169 856 Phone: +61 (0) 7 3303 0660 Email: info@solgold.com.au Website: www.solgold.com.au Street address: Level 27, 111 Eagle St, Brisbane, Australia 4000 Postal address: GPO Box 5261, Brisbane QLD 4000 Registered office: 201 Bishopsgate London EC2M3AB Phone: +44 20 7861 9000

RISKS AND UNCERTAINTIES (CONTINUED) Australian Native Title Risk The effect of the Native Title Act 1993 (Cth) (“NTA”) is that existing and new tenements held by SolGold in Australia may be affected by native title claims and procedures. SolGold has not undertaken the historical, legal or anthropological research and investigations at the date of this report that would be required to form an opinion as to whether any existing or future claim for native title could be upheld over a particular parcel of land covered by a tenement. There is a potential risk that a determination could be made that native title exists in relation to land the subject of a tenement held or to be held by SolGold which may affect the operation of SolGold’s business and development activities. In the event that it is determined that native title does exist or a native title claim is registered, SolGold may need to comply with procedures under the NTA in order to carry out its operations or to be granted any additional rights such as a Mining Lease. Such procedures may take considerable time, involve the negotiation of significant agreements, involve a requirement to negotiate for access rights, and require the payment of compensation to those persons holding or claiming native title in the land which is the subject of a tenement. The administration and determination of native title issues may have a material adverse impact on the position of SolGold in terms of its cash flows, financial performance, business development, ability to pay dividends and share price. Volatility of Commodity Prices SolGold’s possible future revenues will probably be derived mainly from Gold and Copper and/or from royalties gained from potential joint ventures or from mineral projects sold. Also, during operations by SolGold, the revenues earned will be dependent on the terms of any agreement for the activities. Consequently, SolGold’s potential future earnings could be closely related to the price of either of these commodities. Gold and Copper prices fluctuate and are affected by numerous industry factors, many of which are beyond the control of SolGold. Such factors include, but are not limited to, demand for CDIs, technological advancements, forward selling by producers, production cost levels in major producing regions, macroeconomic factors, inflation, interest rates, currency exchange rates and global and regional demand for, and supply of, Gold and Copper. If the market price of Gold and Copper sold by SolGold were to fall below the costs of production and remain at such a level for any sustained period, SolGold would experience losses and could have to curtail or suspend some or all of its proposed mining activities. In such circumstances, SolGold would also have to assess the economic impact of any sustained lower commodity prices on recoverability. Project Development Risks If the Group discovers a potentially economic resource or reserve, there is no assurance that the Group will be able to develop a mine thereon, or otherwise commercially exploit such resource or reserve. Further, there can be no assurance that the Group will be able to manage effectively the expansion of its operations or that the Group’s current personnel, systems, procedures and controls will be adequate to support the Group’s operations as operations expand. Any failure of management to manage effectively the Group’s growth and development could have a material adverse effect on the Group’s business, financial condition and results of operations. There is no certainty that all or, indeed, any of the elements of the Group’s current strategy will develop as anticipated. Currency Fluctuations The future of the ordinary shares and the Group’s asset and liability values may fluctuate in accordance with movements in the foreign currency exchange rates. For example, it is common practice in the mining industry for mineral production revenue to be denominated in USD, although most but not all of the costs of exploration and production will be incurred in USD and not all of the ore or metal obtained from the Tenements will be sold in USD denominated transactions. Accordingly, foreign currency fluctuations may adversely affect the Group’s financial position and operating results. 47 | P a g e SolGold plc UK Company No. 5449516 ARBN 117 169 856 Phone: +61 (0) 7 3303 0660 Email: info@solgold.com.au Website: www.solgold.com.au Street address: Level 27, 111 Eagle St, Brisbane, Australia 4000 Postal address: GPO Box 5261, Brisbane QLD 4000 Registered office: 201 Bishopsgate London EC2M3AB Phone: +44 20 7861 9000

RISKS AND UNCERTAINTIES (CONTINUED) Land Access Risk Land access is critical for exploration and evaluation to succeed. In all cases the acquisition of prospective tenements is a competitive business, in which propriety knowledge or information is critical and the ability to negotiate satisfactory commercial arrangements with other parties is often essential. Access to land for exploration purposes can be affected by land ownership, including private (freehold) land, pastoral lease and native title land or indigenous claims. Immediate access to land in the areas of activities cannot in all cases be guaranteed. SolGold may be required to seek consent of land holders or other persons or groups with an interest in real property encompassed by, or adjacent to, SolGold’s tenements. Compensation may be required to be paid by SolGold to land holders so that SolGold may carry out exploration and/or mining activities. Where applicable, agreements with indigenous groups have to be in place before a mineral tenement can be granted. Rights to mineral tenements carry with them various obligations in regard to minimum expenditure levels and responsibilities in respect of the environment and safety. Failure to observe these requirements could prejudice the right to maintain title to a given area. Government policy, impassable or difficult access as a result of the terrain, seasonal climatic effects or inclement weather can also adversely impact SolGold’s activities. Environmental Risk SolGold’s operations and projects are expected to have an impact on the environment, particularly if advanced exploration or mine development proceeds. Its activities are or will be subject to in-country national and local laws and regulations regarding environmental hazards. These laws and regulations set various standards regulating certain aspects of health and environmental quality and provide for penalties and other liabilities for the violation of such standards. In certain circumstances they establish obligations to remediate current and former facilities and locations where operations are or were conducted. Significant liability could be imposed on SolGold for damages, clean-up costs, or penalties in the event of certain discharges into the environment, environmental damage caused by previous owners of property acquired by SolGold or its subsidiaries, or non-compliance with environmental laws or regulations. SolGold proposes to minimise these risks by conducting its activities in an environmentally responsible manner, in accordance with applicable laws and regulations, and where possible, by carrying appropriate insurance coverage. Nevertheless, there are certain risks inherent in SolGold’s activities which could subject it to extensive liability. Geopolitical, Regulatory and Sovereign Risk The availability and rights to explore and mine, as well as industry profitability generally, can be affected by changes in government policy that are beyond the control of SolGold. SolGold’s exploration tenements are located in Ecuador, the Solomon Islands and Australia and are subject to the risks associated with operating both in domestic and foreign jurisdictions. As the Solomon Islands and Ecuador are developing countries, their legal and political systems are emerging when compared to those in operation in Australia and the United Kingdom. Such risks include, but are not limited to: • • • economic, social or political instability or change; hyperinflation, currency non-convertibility or instability; changes of law affecting foreign ownership, government participation, taxation, working conditions, rates of exchange, exchange control, exploration licensing, export duties, resource rent taxes, repatriation of capital, environmental protection, mine safety, labour relations; government control over mineral properties or government regulations that require the employment of local staff or contractors or require other benefits to be provided to local residents; delays and declines in the standard and effective operation of SolGold’s activities, unforeseen and un-budgeted costs, and/or threats to occupational health and safety as a consequence of geopolitical, regulatory and sovereign risk. • • 48 | P a g e SolGold plc UK Company No. 5449516 ARBN 117 169 856 Phone: +61 (0) 7 3303 0660 Email: info@solgold.com.au Website: www.solgold.com.au Street address: Level 27, 111 Eagle St, Brisbane, Australia 4000 Postal address: GPO Box 5261, Brisbane QLD 4000 Registered office: 201 Bishopsgate London EC2M3AB Phone: +44 20 7861 9000

RISKS AND UNCERTAINTIES (CONTINUED) Ecuador Ecuador regulations have broad authority to shut down and/or levy fines against facilities that do not comply with regulations or standards. SolGold’s projects in Ecuador may be exposed to potentially adverse risks associated with the evolving rules and laws governing mining expansion and development in that jurisdiction. Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income taxes, expropriation of property, environmental legislation and mine safety. Additionally, SolGold’s operations may be detrimentally affected in the event that the Ecuadorian government were to default on its foreign debt obligations or become subject to wider global economic and investment uncertainty. SolGold is not aware of any current material changes in legislative, regulatory and public policy initiatives in Ecuador, however any future or proposed changes may adversely affect the Cascabel project or SolGold’s ability to operate successfully in Ecuador. Under the current legislative regime, a mining corporation and the Ecuadorian Government must enter into an exploitation contract prior to exploitation of natural resources. There is no certainty that SolGold will be able to successfully enter into an exploitation contract, or enter into one on commercially favourable terms, and such a scenario may adversely impact on the Cascabel project or render it uneconomical. Under Ecuadorean law, citizens have a constitutional right pursuant to a judicial process, to seek to have a referendum held on a specific matter. Recently, an application was made by applicants to the Ecuadorean Constitutional Court to request to have a referendum held, the effect of which was to seek to stop mining activities at Cascabel. The Constitutional Court unanimously rejected the application. However, despite the Constitutional Court ruling, no assurance can be given that as some future time a similar application designed to seek to stop mining at Cascabel, will not be made. Queensland The Queensland Minister for Natural Resources, Mines and Energy conducts reviews from time to time of policies relating to the granting and administration of mining tenements. At present, SolGold is not aware of any proposed changes to policy that would affect its tenements. In Queensland, the Aboriginal Cultural Heritage Act 2003 and the Torres Strait Islander Cultural Heritage Act 2003 (which commenced on 16 April 2004) impose duties of care which require persons, including SolGold, to take all reasonable and practical measures to avoid damaging or destroying Aboriginal cultural heritage. This obligation applies across the State and requires SolGold to develop suitable internal procedures to discharge its duty of care in order to avoid exposure to substantial financial penalties if its activities damage items of cultural significance. Under this legislation, indigenous people can exercise control over land with respect to cultural heritage without necessarily having established the connection element (as required under native title law). This creates a potential risk that the tenement holder may have to deal with several indigenous individuals or corporations, where no native title has been established, to identify and manage cultural heritage issues. This could result in tenement holders requiring lengthy lead times to manage cultural heritage for their projects. Changing attitudes to environmental, land care, cultural heritage and indigenous land rights’ issues, together with the nature of the political process, provide the possibility for future policy changes. There is a risk that such changes may affect SolGold’s exploration plans or, indeed, its rights and/or obligations with respect to the tenements. Solomon Islands The Solomon Islands minerals board may from time to time amend and review its policies on mining and exploration in the Solomon Islands. Any such changes in Government policy may affect the ability of SolGold to conduct and undertake mining and exploration in the Solomon Islands. 49 | P a g e SolGold plc UK Company No. 5449516 ARBN 117 169 856 Phone: +61 (0) 7 3303 0660 Email: info@solgold.com.au Website: www.solgold.com.au Street address: Level 27, 111 Eagle St, Brisbane, Australia 4000 Postal address: GPO Box 5261, Brisbane QLD 4000 Registered office: 201 Bishopsgate London EC2M3AB Phone: +44 20 7861 9000

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL STATEMENTS The Board of Directors carries out its responsibility for the consolidated financial statements primarily through the audit committee which is comprised of independent, non-executive directors who meet periodically with management and auditors to review financial reporting and internal control matters. ADDITIONAL INFORMATION Additional information relating to the Company, including the annual information form (the "AIF") of the Company for the fiscal year ended 30 June 2019, will be available on the SEDAR under the Company's issuer profile at www.sedar.com and on the Company’s website at www.solgold.com.au by 30 September 2019. DISCLOSURE CONTROLS AND PROCEDURES & INTERNAL CONTROLS OVER FINANCIAL REPORTING Disclosure controls and procedures have been designed to ensure that information required to be disclosed by the Group is accumulated and communicated to management of the Group as appropriate to allow timely decisions regarding required disclosure. The Chief Executive Officer and Chief Financial Officer of the Group are responsible for establishing and maintaining disclosure controls and procedures ("DC&P") and internal control over financial reporting ("ICFR"), as those terms are defined in National Instrument 52-109 — Certification of Disclosure in Issuers' Annual and Interim Filings ("NI 52-109"). The Chief Executive Officer and Chief Financial Officer of the Group have concluded that, as at June 30, 2019, the Group's DC&P have been designed and operate effectively to provide reasonable assurance that: (i) material information relating to the Group is made known to them by others, particularly during the period in which the annual filings are being prepared; and (ii) information required to be disclosed by the Group in its annual filings, interim filings or other reports filed or submitted by the Group under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation. They have also concluded that the Group's ICFR have been designed effectively to provide reasonable assurance regarding the reliability of the preparation and presentation of the financial statements for external purposes in accordance with IFRS, and were effective as at June 30, 2019. It should be noted that, while the Chief Executive Officer and Chief Financial Officer of the Group believe that the Group's DC&P provide a reasonable level of assurance that they are effective, they do not expect that the disclosure controls will prevent all errors and fraud. A control system, no matter how well conceived or operated, can only provide reasonable, not absolute, assurance that the objectives of the control system are met. ICFR are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements for external reporting purposes in line with IFRS. Management is responsible for establishing and maintaining appropriate ICFR in relation to the nature and size of the Group. However, any system of ICFR has inherent limitations and can only provide reasonable assurance with respect to financial statement preparation and presentation. The Group's ICFR has been designed based on the control framework established in Internal Control - Integrated Framework published in 2013 by The Committee of Sponsoring Organizations of the Treadway Commission. There were no changes to the Group's ICFR that occurred during the period ended 30 June 2019 that materially affected, or are reasonably likely to affect, the Group's ICFR. 50 | P a g e SolGold plc UK Company No. 5449516 ARBN 117 169 856 Phone: +61 (0) 7 3303 0660 Email: info@solgold.com.au Website: www.solgold.com.au Street address: Level 27, 111 Eagle St, Brisbane, Australia 4000 Postal address: GPO Box 5261, Brisbane QLD 4000 Registered office: 201 Bishopsgate London EC2M3AB Phone: +44 20 7861 9000

FORWARD-LOOKING STATEMENTS Certain statements contained in this MD&A may be deemed "forward-looking statements" within the meaning of applicable Canadian and U.S. securities laws. All statements in this MD&A, other than statements of historical fact, that address future events, developments or performance that SolGold expects to occur including management’s expectations regarding SolGold’s growth, results of operations, estimated future revenues, requirements for additional capital, mineral reserve and mineral resource estimates, production estimates, production costs and revenue estimates, future demand for and prices of commodities, business prospects and opportunities and outlook on gold and currency markets are forward-looking statements. In addition, statements (including data in tables) relating to reserves and resources and gold equivalent ounces are forward-looking statements, as they involve implied assessment, based on certain estimates and assumptions, and no assurance can be given that the estimates will be realized. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential", "scheduled" and similar expressions or variations (including negative variations), or that events or conditions "will", "would", "may", "could" or "should" occur including, without limitation, the performance of the assets of SolGold, the realization of the anticipated benefits deriving from SolGold’s investments and transactions and the estimate of gold equivalent ounces to be received in 2019. Although SolGold believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements involve known and unknown risks, uncertainties and other factors, most of which are beyond the control of SolGold, and are not guarantees of future performance and actual results may accordingly differ materially from those in forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include, without limitation: fluctuations in the prices of the commodities; fluctuations in the value of currency of Canada, Australia and the United Kingdom; regulatory changes by national and local governments, including permitting and licensing regimes and taxation policies; regulations and political or economic developments in any of the countries where properties in which SolGold holds interest are located; risks related to the operators of the properties in which SolGold holds interests; business opportunities that become available to, or are pursued by SolGold; continued availability of capital and financing and general economic, market or business conditions; litigation; title, permit or license disputes related to interests on any of the properties in which SolGold holds interest; development, permitting, infrastructure, operating or technical difficulties on any of the properties in which SolGold holds interest; risks and hazards associated with the business of exploring, development and mining on any of the properties in which SolGold holds interest, including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, flooding and other natural disasters or civil unrest or other uninsured risks. The forward-looking statements contained in this MD&A are based upon assumptions management believes to be reasonable, including, without limitation: the ongoing operation of the properties in which SolGold holds interest by the owners or operators of such properties in a manner consistent with past practice; no material adverse change in the market price of the commodities that underlie the asset portfolio; no adverse development in respect of any significant property in which SolGold holds interest; the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended. For additional information on risks, uncertainties and assumptions, please refer to the AIF of SolGold filed on SEDAR at www.sedar.com which also provides additional general assumptions in connection with these statements. SolGold cautions that the foregoing list of risk and uncertainties is not exhaustive. Investors and others should carefully consider the above factors as well as the uncertainties they represent and the risk they entail. SolGold believes that the assumptions reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this MD&A should not be unduly relied upon. These statements speak only as of the date of this MD&A. SolGold undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by applicable law. 51 | P a g e SolGold plc UK Company No. 5449516 ARBN 117 169 856 Phone: +61 (0) 7 3303 0660 Email: info@solgold.com.au Website: www.solgold.com.au Street address: Level 27, 111 Eagle St, Brisbane, Australia 4000 Postal address: GPO Box 5261, Brisbane QLD 4000 Registered office: 201 Bishopsgate London EC2M3AB Phone: +44 20 7861 9000